SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2008

  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from     __________________  to ____________________

Commission file number: 1-4850

A. Full title of plan and the address of the plan, if different from that of the issuer named below: Computer Sciences Corporation Matched Asset Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Computer Sciences Corporation
3170 Fairview Park Drive
Falls Church, Virginia 22042

TABLE OF CONTENTS

Description	Page

(a) Financial Statements:

Report of Independent Registered Public Accounting Firm…......................…	1

Statements of Net Assets Available for Benefits
As of December 31, 2008 and 2007 ..................................................................	2

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2008 and 2007 ...........................................	3

Notes to Financial Statements ...........................................................................	4

(b) Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008………………………………………………	S-1

All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(c) Exhibit:

Exhibit 23: Consent of Independent Registered Public Accounting Firm………	E-1

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Computer Sciences Corporation Matched Asset Plan
El Segundo, California

We have audited the accompanying statements of net assets available for benefits of Computer Sciences Corporation Matched Asset Plan (the "Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP
Los Angeles, California
June 25, 2009

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
ASSETS:
Total investments at fair value	$2,171,088,311	$2,781,764,992

Receivables:
Accrued investment income	1,561,365	1,696,672
Unsettled trade receivables	65,945,687	65,608,389
Other	144,196	588,908
Total Receivables	67,651,248	67,893,969
Total Assets	2,238,739,559	2,849,658,961

LIABILITIES:
Accrued expenses	890,470	1,577,064
Unsettled trade payables	81,726,003	92,040,419
Other	480,174	70,737
Total Liabilities	83,096,647	93,688,220
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,155,642,912	2,755,970,741

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	101,431	(71,392)

NET ASSETS AVAILABLE FOR BENEFITS	$2,155,744,343	$2,755,899,349

See Notes to Financial Statements

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2008	2007
INVESTMENT (LOSSES) GAINS:
Net (depreciation) appreciation in fair value of investments	(797,995,860)	$79,930,683
Interest	23,113,587	29,546,653
Dividends	7,870,581	7,283,744
Net Investment (Losses) Gains	(767,011,692)	116,761,080

ADDITIONS:
Participant contributions	229,582,142	206,513,110
Employer contributions	43,392,092	27,517,717
Participant rollovers	10,165,721	6,689,334
Total Additions	283,139,955	240,720,161

DEDUCTIONS:
Distributions to participants	217,525,103	249,064,444
Administrative expenses	2,942,235	2,999,680
Total Deductions	220,467,338	252,064,124
(DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS BEFORE PLAN TRANSFERS	(704,339,075)	105,417,117

NET TRANSFERS FROM OTHER PLANS	104,184,069	16,176,868

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,755,899,349	2,634,305,364
End of year	$2,155,744,343	$2,755,899,349

See Notes to Financial Statements

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2008 and 2007

Note 1     Description of the Plan

The following brief description of the Computer Sciences Corporation Matched Asset Plan (the "Plan") is provided for general information purposes only.  Participants should refer to the plan document for more complete information.

The Plan is a defined contribution plan adopted by the action of the Board of Directors of Computer Sciences Corporation (the "Company") taken on November 3, 1986, and constitutes an amendment and restatement of the Employee Stock Purchase Plan ("the Prior Plan").

The Plan is a continuation of the Prior Plan and is qualified under the Internal Revenue Code (the "Code"), as amended, Section 401(a) and, effective as of January 1, 1987, with respect to the portion thereof that qualifies as a qualified cash or deferred arrangement, to satisfy the requirement of Code Section 401(k).  It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is administered by the CSC Retirement and Employee Benefits Plans Committee (the “Committee”), which consists of four members who are appointed by the Board of Directors of the Company and serve without compensation and are reimbursed by the Company for all expenditures incurred in the discharge of their duties as members of the Committee.  The Committee has the power to interpret, construe and administer the Plan and to decide any dispute which may arise under the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, the participants' rights to the Company's contributions vest immediately.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2008 and 2007

Interest in the CSC Sponsored Trust (“CSC Trust”)

The Plan's investments are in a trust sponsored by the Company.  Currently, certain participating plans are not part of the same control group as the Company, and the trust is not considered a master trust.  The assets of the CSC Trust are held by The Bank of New York Mellon (the "Trustee").  At December 31, 2008 and 2007, the Plan’s interest in the assets of the CSC Trust was approximately 58.5% and 56.5%, respectively.  Investment income and administrative expenses relating to each discretionary or directed fund within the CSC Trust are allocated to the individual plans based upon average monthly balances invested by each plan in each discretionary or directed fund.

The Plan has a divided interest in the CSC Trust.  The following participating retirement plans have an undivided interest in the CSC Trust in 2008 and 2007: Computer Sciences Corporation Employee Pension Plan, CSC Outsourcing Inc. Hourly Pension Plan, CSC Outsourcing Inc. CUTW Hourly Pension Plan, Eagle Alliance Employee Pension Plan, and the DynCorp Information Systems LLC Union Pension Plan.  For a portion of 2008 and as of December 31, 2007, the CSC/Hughes Retirement Plan, CSC Cash Balance Plan, and CSC Pension Equity Plan, had an undivided interest in the CSC Trust.  The CSR’s Range Employees Pension Plan had an undivided interest in the CSC Trust as of December 31, 2008 and a divided interest as of December 31, 2007.  The following plans are not in the same control group as the Company: CSR’s Range Employees Pension Plan and Eagle Alliance Employee Pension Plan.

Eligibility and Participation

Any eligible employee who has satisfied the Plan's age requirement, and is employed by the Company, and who receives a stated compensation in respect of employment on the payroll of the Company, is eligible to become a participant, with the exception of a person who is represented by a collective bargaining unit and whose benefits have been the subject of good faith bargaining under a contract that does not specify that such person is eligible to participate in the Plan.  In addition, the Company may determine to exempt all employees of any division, unit, facility or class from coverage under the Plan.  Any person who leaves the Company and, at a later time becomes re-employed, must reapply to participate in the Plan, provided he or she otherwise meets the eligibility requirements.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2008 and 2007

Employee and Company Contributions

An eligible employee who elects to become a participant may authorize any whole percentage (at least 1% but not more than 50%) of their compensation (as defined in the Plan) to be deferred and contributed to the trust fund on his or her behalf, subject to certain Code limitations.  Any compensation deferral in excess of applicable Code limitations, together with income allocable to that excess, will be returned to a participant.  Any matching Company contribution attributable to any excess contribution, and income allocable thereto, will either be returned to the Company or applied to reduce future matching Company contributions.  Effective October 1, 2002, under the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), the Plan permits participants age 50 and over to make additional “catch-up” contributions in excess of the statutory limit.  The catch-up provision provided these participants the opportunity to contribute up to an additional $5,000, on a pre-tax basis in both 2008 and 2007.

A participant is not permitted to make voluntary after-tax contributions to the Plan, unless the participant is part of a collective bargaining unit for which after-tax contributions have been negotiated.

The Company will contribute an amount equal to 50% of the first 3% of the participant's compensation deferral, except for eighteen groups of employees for whom, under the terms of their contract agreements, the Company will contribute amounts based on the following rates:

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2008 and 2007

Group 1	-	100% of the first 5% of the participant’s compensation deferral;
Group 2	-	50% of the first 6% of the participant’s compensation deferral;
Group 3	-	75% of the first 4% of the participant’s compensation deferral;
Group 4	-	50% of the first 8% of the participant’s compensation deferral and discretionary employer contribution of 1% of participant compensation;
Group 5	-	25% of the first 8% of the participant’s compensation deferral and discretionary employer contribution of 2% of participant compensation;
Group 6	-	66 cents for every $1 contributed;
Group 7	-	60% of the first 4% of the participant’s compensation deferral and 40% of the next 4% up to 8%;
Group 8	-	discretionary employer contribution of $68.80 biweekly;
Group 9	-	discretionary employer contribution of 4%;
Group 10	-	discretionary employer contribution of 6.1%;
Group 11	-	discretionary employer contribution of 5%;
Group 12	-	50% of the first 2% of the participant’s compensation deferral and discretionary employer contribution of 3%;
Group 13	-	2/3 of the first 6% of the participant’s compensation deferral;
Group 14	-	100% of the first 8% of the participant’s compensation deferral;
Group 15	-	no match, no discretionary employer contribution;
Group 16	-	Discretionary employer contribution of $1.20 per hour effective October 6, 2007; change to $1.30 per hour effective October 5, 2008;
Group 17	-	discretionary employer contribution of $80.80 biweekly;
Group 18	-	discretionary employer contribution of $53.60 biweekly;
Group 19	-	discretionary employer contribution of $87.20 biweekly;

Effective June 30, 2007, participants were immediately eligible to receive company-matching  contributions, unless otherwise stipulated in their collective bargaining agreements.  Prior to June 30, 2007, participants were eligible to receive company-matching contributions on the first anniversary of the participant's hire date, unless otherwise stipulated in their collective bargaining agreements.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2008 and 2007

Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution, the Company’s matching and discretionary contributions and allocations of Plan investment returns, net of an allocation of investment management fees, and is charged with distributions.  Allocations are based on participant earnings or account balances, as defined by the plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants direct the investment of their contributions and account balance into various investment options offered by the Plan.  The Plan currently offers the following twenty-one investment options: Money Market Fund, Short Duration Bond Fund, Core Bond Fund, Government TIPS Bond Fund,  Active Allocation Fund, S&P 500 Index Fund, S&P 500 Select Fund, Active U.S. Equity Fund, U.S. Equity Completion Fund, International Equity Fund, CSC Stock Fund, Target Series Retirement Fund, Target Series Retirement 2010 Fund, Target Series Retirement 2015 Fund, Target Series Retirement 2020 Fund, Target Series Retirement 2025 Fund, Target Series Retirement 2030 Fund, Target Series Retirement 2035 Fund, Target Series Retirement 2040 Fund, Target Series Retirement 2045 Fund, and Target Series Retirement 2050 Fund. The T. Rowe Price Stable Value Fund is frozen to new participants and to new contributions.  These investment options are made up of various investments as determined by the investment manager.  The High Yield Bond Fund, Balanced 40/60 Fund, Balanced 60/40 Fund, and Balanced 80/20 Fund were discontinued.  Effective October 1, 2007 participants with contributions invested in the discontinued funds were re-invested as follows:  contributions invested in the High Yield Bond Fund were liquidated and re-invested in the Core Bond Fund; and contributions invested in the Balanced Funds (40/60, 60/40, and 80/20) were liquidated and re-invested in the closest Target Series Fund determined by the participant’s year of birth assuming a normal retirement age of 65.

The investment return in the respective funds is allocated to a participant based on his or her account balance.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2008 and 2007

Vesting of Participants' Interests/Forfeitures

Participants are vested immediately in his or her contributions plus actual earnings thereon.

With the exception of a few selected groups, vesting in his or her Matching Contribution Account is equal to twenty-five percent (25%) after completing two full years of service and increasing by twenty-five percent (25%) for each additional full year of service.  Vesting accelerates to 100% in the event of reaching age 65 while employed by the Company or upon severance by reason of death or total and permanent disability.

Any nonvested portion of the Matching Contributions Account will be forfeited at the earlier of five one-year consecutive Breaks in Service or upon withdrawal from the Plan.  Forfeitures may be applied to reduce future matching contributions by the Company.  Such forfeitures during 2008 and 2007 amounted to $2,686,536 and $7,052,818, respectively.  The Plan had a forfeiture balance of $208,452 and $2,336,554 at December 31, 2008 and 2007, respectively.  During the years ended December 31, 2008 and 2007, employer contributions were reduced by $4,814,638 and $9,965,736, respectively.

Distributable Amounts, Withdrawals and Refunds

A participant may become entitled to his or her distributable benefit by reason of retirement, death, total and permanent disability, voluntary termination of employment or dismissal.  The rules of payment of a participant's distributable benefit depend upon age of the participant, the number of years of service completed by the participant and the type of severance.

While still an employee, a participant may, upon at least a 30 day written notice to the Committee, make a withdrawal of his or her compensation deferral contributions if the Committee finds, after considering the participant's request, that an adequate financial hardship and resulting need for such amount has been demonstrated by the participant.

Administrative Expenses

Administrative expenses are paid by the Plan as provided in the plan document.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2008 and 2007

Note 2     Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments, including mutual funds, separate and commingled funds, Company stock, investment contracts, and certain derivative instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

The Plan invests in securities of foreign companies, which involves special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those securities of comparable U.S. companies.

Security Transactions

Security transactions are accounted for on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Interest income is accounted for on the accrual basis.  Net appreciation in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2008 and 2007

Valuation of Investment Securities

Investments in common stocks, corporate and government fixed income securities and registered investment companies are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the plan year or, for the listed securities having no sales reported and for unlisted securities, upon last reported bid prices on that date.  Investments in commingled funds are stated at estimated fair values, which have been determined based on the unit values of the funds.  Unit values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.  Investments in money market funds and certificate of deposits are stated at cost which approximates fair value.  Derivatives are stated at fair value (see Note 10).  Participant loans are stated at outstanding loan balances, which approximate fair value.

Commingled funds with underlying investments in investment contracts are stated at fair market value of the underlying investments and then adjusted by the issuer to contract value.  The T. Rowe Price Stable Value Common Trust Fund is a stable value fund.  The fund invests principally in guaranteed investment contracts issued by insurance companies, investment contracts issued by banks, synthetic investment contracts (“SICs”) issued by banks, insurance companies and other issuers, and securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The financial statements include investments in commingled funds whose fair values have been estimated by management in the absence of readily determinable fair values.  Management's estimates are based on information provided by the fund managers.

In accordance with Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the FSP.  Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2008 and 2007

Payment of Benefits

Benefits are recorded when paid.  Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $4,561,220 and $4,749,665 at December 31, 2008 and 2007, respectively.

New Accounting Guidance

The financial statements reflect the adoption of the FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”), as of the beginning of the year ended December 31, 2008 (see Note 5). SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The adoption of SFAS No. 157 had no impact on the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

In March 2008, FASB issued Statement on Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.  This statement requires enhanced disclosures about (1) how and why an entity uses derivative instruments; (2) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and its related interpretations; and (3) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows.  To meet these objectives, FASB Statement No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit risk-related contingent features in derivative agreements.  FASB Statement No. 161 is effective for fiscal years beginning after November 15, 2008.  As required, the Plan will adopt SFAS 161 beginning on January 1, 2009, and the Plan does not expect any material impact from adopting SFAS No. 161 on the Plan's financial statements when such statement is adopted.

On May 28, 2009, the FASB issued Statement on Financial Accounting Standards No. 165, Subsequent Events, (“SFAS No. 165”), and will be effective for interim and annual periods ending after June 15, 2009. The statement’s objective is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Entities are required to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. The Company does not expect the impact of adopting SFAS No. 165 to be material to the Plan’s financial statements.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2008 and 2007

Note 3     Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 13, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code.

The Committee believes that the Plan is designed and operated to qualify under applicable provisions of the Code.  As such, no provision for income taxes has been included in the Plan’s financial statements.

Note 4     Investment Funds

Participant contributions - Subject to rules the Committee may from time to time adopt, each participant has the right to designate one or more funds established by the Committee for the investment of his or her compensation deferral contributions, in increments of 1%.  After an initial election has been made, a participant may designate a different fund or funds into which future compensation deferral contributions shall be invested as of the next possible pay date once per calendar month.  In addition, a participant may elect to redesignate once per month any amounts in his or her accounts as of the current or next business day of any month (depending on when the election is made) to be invested in a different fund.  These elections may be made by giving such advance notice as may be required by the Plan administrator.

The following table represents the individual investments that exceeded 5% of the Plan's net assets available for benefits, as of December 31:

	December 31,
Description of Issue	2008	2007

SSGA Money Market Fund	$311,375,475	$218,380,022
Commingled Funds:
Mellon Bank Daily Liquidity Stock Index Fund(1)	266,251,646	428,300,580
Frank Russell Equity #1 Fund	129,464,358	206,224,785
Mellon Bank EB Daily Liquidity Enhanced Asset Allocation Fund(1)(2)		151,523,031
Mellon Bank EB Daily Market Completion Fund(1)	145,303,731	242,811,787
CSC common stock(1)	304,739,105	413,767,773

(1) Represents a party-in-interest to the Plan.
(2) Investment value did not exceed 5 percent of net assets available for benefits at December 31, 2008.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2008 and 2007

The Plan’s investments (including gains and losses on investments bought and sold, as well as investments held during the year) (depreciated) appreciated in value as follows:

	2008	2007
Interest in commingled funds	$(547,019,350)	$92,649,589
CSC common stock	(119,226,851)	(30,304,855)
International equity portfolios	(114,762,430)	15,701,308
Bonds and debentures	(16,982,052)	3,009,518
Investment in registered investment company	-	(1,230,059)
Other	(5,177)	105,182
Total (depreciation) appreciation in fair value of investments	$(797,995,860)	$79,930,683

Note 5     Fair Value Measurements

In accordance with SFAS No. 157, the Plan classifies investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2008 and 2007

As required by SFAS No. 157, at December 31, 2008, the Plan’s portfolio investments were classified as follows within the fair value hierarchy:

	Investment Assets at Fair Value as of December 31, 2008
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Assets:
Interest in commingled funds	$-	$1,097,694,198	$-	$1,097,694,198
Managed accounts:
CSC common stock	304,739,105	-	-	304,739,105
Cash	701	-	-	701
Short-term investment funds	-	53,557,179	-	53,557,179
Money market	-	311,375,475	-	311,375,475
Bonds and debentures	-	226,065,816	-	226,065,816
International equity portfolios	-	141,004,888	-	141,004,888
Derivatives	-	(562,721)	-	(562,721)
Participant loans	-	37,213,670	-	37,213,670
Total investment assets at fair value	$304,739,806	$1,866,348,505	$-	$2,171,088,311

Note 6     Participant Loans

The Plan allows participants to borrow from their vested account balances from a minimum of $1,000 to a maximum of 50% of their vested account balances up to $50,000, subject to certain limitations.  The loans are secured by the balance in the participant account and bear interest at the prime rate quoted in the Wall Street Journal plus 1%.  Loan terms range from 1-5 years or up to 15 years for purchase of a primary residence.  Loans are recorded at outstanding loan balances, which approximate fair value, on the statements of net assets available for benefits.

Loan amounts are taken from the participants' accounts according to a priority specified in the Plan’s loan rules and, within each account, prorated from the funds based on their balances at the time.  Loan principal repayments go back into the participants’ accounts in the reverse order of the priority specified in the Plan’s loan rules.  Interest payments are prorated to the participants’ accounts based on each account’s outstanding principal.  Both loan principal and interest repayments are invested according to the participant’s current investment fund election for contributions (except for employer match).  Principal and interest are paid ratably through payroll deductions.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2008 and 2007

Note 7     Investments in CSC Trust

The following table presents investments in the CSC Trust at fair value.

	December 31,
	2008	2007
Investments at Fair Value as Determined by
Quoted Market Price
Cash	$30,286	$3,125
Short-term investment funds	88,853,668	63,242,084
Money market	311,375,475	218,380,022
Bonds and debentures	416,845,538	526,346,877
CSC common stock	304,739,105	413,767,773
Common stock	18,373,605	-
International equity portfolios	189,999,193	511,527,250
Investment in registered investment company	51,804,995
	1,382,021,865	1,733,267,131
Investment at Estimated Fair Value
Interest in commingled funds	2,294,832,150	3,156,986,420
Derivatives	(562,721)	(782,852)
	2,294,269,429	3,156,203,568
Investment at Cost, Which Approximates Fair Value
Participant loans	37,213,670	36,174,723
Total CSC Trust at fair value	$3,713,504,964	$4,925,645,422
Plan's Interest in CSC Trust at fair value	$2,171,088,311	$2,781,764,992

As of December 31, 2008 and 2007, the adjustment from fair value to contract value of the fully benefit-responsive contract was $101,431 and $(71,392), respectively.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2008 and 2007

The investment (loss) income of the CSC Trust is summarized as follows:

	Year Ended December 31,
	2008	2007
(Depreciation) Appreciation:
Bonds and debentures	$(40,206,511)	$7,307,274
CSC common stock	(119,226,851)	(30,304,855)
International equity portfolios	(191,650,971)	29,147,837
Registered investment company	(41,934,982)	(1,246,548)
Interest in commingled funds	(1,112,726,080)	149,164,262
Other	(34,721)	18,851
Net (depreciation) appreciation in fair value of investments	(1,505,780,116)	154,086,821
Dividends	21,367,600	22,817,152
Interest	37,757,739	43,410,636
CSC Trust Investment (Loss) Income	$(1,446,654,777)	$220,314,609
Plan's Interest in the CSC Trust Investment (Loss) Income	$(767,011,692)	$116,761,080

Note 8     Exempt Party-In-Interest Transactions

Certain investment funds are managed by The Bank of New York Mellon and by one of its management firms, Mellon Capital Management.  The Bank of New York Mellon is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.  The trustee fees associated with short-term investment funds that were managed by the trustee were paid by the Company and amounted to $1,500 a year for the years ended December 31, 2008 and 2007.  During the years ended December 31, 2008, and 2007, the Plan expensed $701,140 and $694,985, respectively, to The Bank of New York Mellon's Mellon Capital Management for fund manager fees.

At December 31, 2008 and 2007, the Plan held 8,672,143 and 8,364,014 shares, respectively, of common stock of the Computer Sciences Corporation, the sponsoring employer, with a cost basis of $455,832,921 and $444,032,871, respectively.  Computer Science Corporation common stock did not pay dividends for the years ended December 31, 2008 and 2007.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2008 and 2007

Note 9      Mergers and Spin-off

The participants of the First Consulting Group, Inc. Associate 401(k) and Stock Ownership Plan (the “FCG Plan”) transferred from First Consulting Group payroll to CSC payroll and thereby, were eligible to participate in the Plan effective April 11, 2008.  On April 10, 2008, the FCG Plan was merged into the Plan.  The participants’ investment account balances of the FCG Plan were transferred into the Plan.  Plan’s management believes that this merger is a tax-exempt transaction under the applicable provisions of the Code, and therefore, not subject to federal income taxes.

The participants of the Datatrac Employee Savings and Retirement Plan (the “Datatrac Plan”) transferred from Datatrac payroll to CSC payroll and, thereby, were eligible to participate in the Plan effective June 30, 2007.  On July 10, 2007, the Datatrac Plan was merged into the Plan.  The participants’ investment account balances of the Datatrac Plan were transferred into the Plan.  Plan management believes that this merger is a tax-exempt transaction under the applicable provisions of the Code, and therefore, not subject to federal income taxes.

Note 10     Derivative Financial Instruments

In the Plan’s investment funds, one fixed income investment manager is permitted to use certain specified types of derivative instruments as part of its strategy.  This strategy includes the use of futures, swaps, and options as substitutes for and in conjunction with certain types of fixed income securities.  Derivatives are often used to manage market risk and to achieve overall investment portfolio objectives but not for speculation.

Futures Contracts

The Plan enters into futures contracts in the normal course of its investing activities to manage market risk associated with the Plan’s fixed income investments and to achieve overall investment portfolio objectives.  The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily.

During 2008 and 2007, the Plan was a party to futures contracts held for trading purposes for U.S. Treasury securities.  Upon entering into a futures contract, the Plan is required to deposit either in cash or securities an amount (“initial margin”) equal to a certain percentage of the fair value of the contract.  Subsequent payments are then made or received by the Plan, depending on the daily fluctuations in the value of the underlying contracts.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2008 and 2007

At December 31, 2008, the Plan had futures contracts to buy and sell U.S. Treasury Notes contracts with notional amounts of $56,800,000 and $3,600,000, respectively; to buy U.S Treasury Bond contracts with notional amounts of $1,200,000; and to buy and sell Eurodollar contracts with notional amounts of $18,000,000 and $24,000,000, respectively.  At December 31, 2007, the Plan had futures contracts to buy and sell U.S. Treasury Notes contracts with notional amounts of $110,000,000 and $37,300,000, respectively; to buy U.S Treasury Bond contracts with notional amounts of $100,000; and to sell Eurodollar contracts with notional amount of $18,000,000 and $103,000,000.  Notional amounts do not quantify risk or represent assets or liabilities of the Plan, but are used in the calculation of cash settlements under the contracts.

The fair value of futures contracts in the statements of net assets available for benefits is zero at December 31, 2008 and 2007, as settlements are made by cash daily.  Realized gains or losses are accounted for as net (depreciation) appreciation in fair value of investments.

Interest Rate Swap

An interest rate swap is an agreement between two parties (known as counterparties) where one stream of future interest payments is exchanged for another based on a specified principal amount.  Interest rate swaps often exchange a fixed payment for a floating payment that is linked to an interest rate (most often the LIBOR).  The Plan will typically use interest rate swaps to limit, or manage, its exposure to fluctuations in interest rates, or to obtain a marginally lower interest rate than it would have been able to get without the swap.  Counterparties must be rated BBB or better by a nationally recognized rating agency.   The Plan had entered into 38 interest rate swap contracts as of December 31, 2008 with a total fair value of $337,453 and a notional value of $46,700,000.  As of December 31, 2007, the Plan had entered into 44 interest rate swap contracts with a total fair value of ($88,530) and a notional value of $63,800,000.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2008 and 2007

Credit Default Swap

A credit default swap is designed to transfer the credit exposure of fixed income products between parties.  The buyer of a credit swap receives credit protection, whereas the seller of the swap guarantees the credit worthiness of the product.  By doing this, the risk of default is transferred from the holder of the fixed income security to the seller of the swap.  The Plan had entered into 2 credit default swaps with a fair value of ($923,931) and notional amount of $3,100,000 as of December 31, 2008.  The Plan had entered into 12 credit default swaps with a fair value of $80,081 and notional amount of $4,375,000 as of December 31, 2007.  The index involved in those swaps is the Dow Jones North American Investment Grade High Volatility Index.  This index is a collection of high volatility names that is priced monthly by Dow Jones.

Swaption

A swaption is an option to enter into an interest rate swap.  In exchange for an option premium, the buyer gains the right but not the obligation to enter into a specified swap agreement with the issuer on a specified future date.  As of December 31, 2008, the Plan had entered into two interest swaption contracts with a fair value of $23,757 and a notional amount of $6,100,000.  As of December 31, 2007, the Plan had entered into four interest swaption contracts with a fair value of $441,198 and a notional amount of $9,000,000.

At December 31, 2008, the fair value of derivatives was ($562,721).  At December 31, 2007, the fair market value of derivatives was $432,749.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2008 and 2007

Note 11     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007

Net assets available for benefits per the financial statements	$2,155,744,343	$2,755,899,349
Amounts allocated to withdrawing participants	(4,561,220)	(4,749,665)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(101,431)	71,392
Net assets available for benefits per Form 5500	$2,151,081,692	$2,751,221,076

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2008 and 2007

The following is a reconciliation of net increase in assets before transfers per the financial statements to the Form 5500:

	Year Ended December 31,
	2008	2007
Net (decrease) increase in net assets before transfers per the financial statements	$(704,339,075)	$105,417,117
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(172,823)	195,767
Net (decrease) increase in net assets before transfers per Form 5500	$(704,511,898)	$105,612,884

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

	Year Ended December 31,
	2008	2007
Distributions to participants per the financial statements	$217,525,103	$249,064,444
Amounts allocated to withdrawing participants at end of year	4,561,220	4,749,665
Amounts allocated to withdrawing participants at start of year	(4,749,665)	(6,405,988)
Distributions to participants per the Form 5500	$217,336,658	$247,408,121

Amounts allocated to withdrawing participants are recorded as distributions on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not paid as of that date.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2008 and 2007

Note 12     Subsequent Event

Commencing with the July 31, 2009 paycheck, CSC will increase its matching contribution to the Plan for most participants to 50% of the first 6% of the participant’s compensation deferral.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Act of 1934, the Computer Sciences Corporation Retirement and Employee Benefits Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                                        Computer Sciences Corporation
                                                                        MATCHED ASSET PLAN

Date: June 25, 2009                                         By: /s/ Donald G. DeBuck
                          Donald G. DeBuck
  Member,  CSC Retirement and Employee Benefits Plans Committee

2008
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b) Identity of issue; borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value

	Euro	Cash		$701

	State Street Global Advisor	Money Market Fund		311,375,475
*	The Bank of New York Mellon	Collective Short Term Invest Fd		48,975,985
	Wachovia Corp New C/D	Certificate of Deposit	2/28/49	494,392
	Bankamaerica Corp Disc	Certificate of Deposit	2/12/09	1,993,154
	Liberty Str Fdg Corp C/D	Certificate of Deposit	2/2/09	2,093,648
			Total Short-Term Investments	364,932,654

*	Computer Sciences Corporation	Common Stock (8,672,143 shares)		304,739,105

	Computer Sciences Corporation	Participant loans		37,213,670

*	Mellon Capital Management	Commingled Fund – Daily Liquidity Stock Index Fund		266,251,646
*	Mellon Capital Management	Commingled Fund – EB Daily Liquidity Enhances Asset Allocation		78,948,635
	State Street Global Advisor	Commingled Fund – SSGA Index Plus Secs Lending Ser A Fund		56,487,090
*	Mellon Capital Management	Commingled Fund – Mellong EB Daily Market Completion Fund		145,303,731
	Frank Russell	Commingled Fund – Frank Russell Equity #1 Fund		129,464,358
	State Street Global Advisor	Commingled Fund – SSGA Gov’t TIPS Bond Fund		79,870,019
	State Street Global Advisor	SSgA Target Retirement Fund		21,325,695
	State Street Global Advisor	SSgA Target Ser Ret 2010		53,155,707
	State Street Global Advisor	SSgA Target Ser Ret 2015		61,543,921
	State Street Global Advisor	SSgA Target Ser Ret 2020		66,791,742
	State Street Global Advisor	SSgA Target Ser Ret 2025		53,797,024
	State Street Global Advisor	SSgA Target Ser Ret 2030		37,816,896
	State Street Global Advisor	SSgA Target Ser Ret 2035		19,380,599
	State Street Global Advisor	SSgA Target Ser Ret 2040		10,766,455
	State Street Global Advisor	SSgA Target Ser Ret 2045		3,835,946
	State Street Global Advisor	SSgA Target Ser Ret 2050		2,134,352
	T. Rowe Price	Frozen Stable Value Fund		10,820,382
			Total Interest in Commingled Funds	1,097,694,198

2008
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b) Identity of issue; borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value

	Chase Issuance Tr	Corporate Bond	1.346%	10/17/11		1,043,647
	Citibank Cr Card Issuance Tr	Corporate Bond	4.850%	2/10/11		1,304,364
	Conocophillips Australia Fdg	Corporate Bond		4/9/09		299,658
	Ford Cr Auto Owner Tr 2006 C	Corporate Bond	1.346%	12/15/09		577
	Morgan Stanley Cap I Inc	Corporate Bond	6.530%	3/15/31		48,288
	Banc Amer Coml Mtg Inc	Corporate Bond	6.186%	6/11/35		1,038,885
	Comm 2000-C1	Corporate Bond	7.416%	4/15/10		670,486
	Dlj Coml Mtg Corp	Corporate Bond	7.340%	10/10/32		1,038,670
	Dlj Coml Mtg Corp	Corporate Bond	7.180%	11/10/33		732,822
	Florida Pwr Corp	Corporate Bond	6.650%	7/15/11		262,405
	Fpl Group Cap Inc	Corporate Bond	5.625%	9/1/11		218,034
	Gmac Coml Mtg Sec Inc	Corporate Bond	6.700%	4/15/34		980,490
	Gmac Coml Mtg Sec Inc	Corporate Bond		3/15/33		778,770
	Greenwich Cap Coml Fdg Corp	Corporate Bond	4.112%	1/11/17		322,344
	Gs Mtg Secs Corp Ii V/R	Corporate Bond	0.869%	1/10/40		103,341
	Ifc Sbap 97-1A V/R	Corporate Bond		1/15/24		146,361
	Lb-Ubs Coml Mtg Tr	Corporate Bond	6.365%	12/15/28		617,818
	Lb-Ubs Coml Mtg Tr	Corporate Bond	1.358%	4/15/37		68,032
	Lb-Ubs Coml Mtg Tr	Corporate Bond	4.567%	6/15/29		629,575
	Pnc Mtg Accep Corp	Corporate Bond	7.330%	12/10/32		708,543
	Structured Asset Secs Corp	Corporate Bond	4.920%	3/25/34		295,988
	Txu Electric Delivery Transition Bond	Corporate Bond	4.810%	11/17/14		951,128
	Washington Mut Mtg Secs Corp	Corporate Bond	5.515%	11/25/30		36,193
	Washington Mut Mtg Secs Corp	Corporate Bond	6.250%	2/25/32		41,062
	Chase Manhattan Bk - First Un	Corporate Bond	7.439%	8/15/31		2,110,845
	Gs Mtg Secs Corp	Corporate Bond	3.691%	8/25/34		221,412
	Bear Stearns Arm Tr	Corporate Bond	4.979%	10/25/34		173,736
	Gmac Coml Mtg Secs Inc	Corporate Bond	7.179%	8/15/36		461,673
	Structured Adj Rate Mtg Ln Tr	Corporate Bond	1.868%	9/25/34		51,251
	Bear Stearns Alt-A Tr	Corporate Bond	1.824%	11/25/34		127,769
	Pg&E Energy Recovery Fdg Llc	Corporate Bond	4.370%	6/25/14		963,985
	Cwalt Inc	Corporate Bond	5.500%	7/25/35		353,506
	Adjustable Rate Mtg Tr	Corporate Bond	1.720%	11/25/35		185,832
	American Home Mtg Assets Tr	Corporate Bond	1.721%	11/25/35		131,650
	Luminent Mtg Tr	Corporate Bond	1.710%	11/25/35		363,371
	Credit Suisse First Boston Mtg	Corporate Bond	1.700%	3/25/36		314,445
	Banc Amer Coml Mtg Inc	Corporate Bond	3.878%	9/11/36		595,438
	Ford Cr Auto Owner Tr	Corporate Bond	5.070%	12/15/10		1,045,737
	Deutsche Alt-A Secs Inc	Corporate Bond	1.524%	4/25/36		41,120
	Opteum Mtg Accep Corp	Corporate Bond	1.534%	4/25/36		229,612

2008
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b) Identity of issue; borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value

	Wachovia Corp New	Corporate Bond		3/15/11		191,834
	Gs Mtg Secs Corp *Pp*	Corporate Bond	4.586%	9/25/35		503,759
	J P Morgan Mtg Tr *Pp*	Corporate Bond	3.883%	8/25/34		697,581
	Citibank Cr Card Issuance Tr	Corporate Bond	5.300%	5/20/11		1,116,007
	Daimlerchrysler Auto Tr 2006-B	Corporate Bond	5.330%	8/8/10		239,217
	Deutsche Alt-A Secs Mtg Ln Tr	Corporate Bond	1.535%	8/25/36		413,552
	Slm Student Ln Tr 2006 6	Corporate Bond	2.851%	10/25/18		343,697
	Cwmbs Inc V/R	Corporate Bond	5.110%	9/25/33		353,703
	Ford Cr Auto Owner Tr 2006-B	Corporate Bond	5.280%	10/15/10		675,668
	Merrill Lynch Mtg Invs Inc	Corporate Bond	4.229%	8/25/34		636,172
	Teachers Ins & Annuity Assn Restr	Corporate Bond	6.680%	6/19/31		646,578
	Wachovia Bk Coml Mtg Tr Coml	Corporate Bond	5.954%	5/15/43		557,323
	Ace Secs Corp Home Equity Ln	Corporate Bond	0.524%	8/25/36		493,122
	Harborview Mtg Ln Tr 2006-9	Corporate Bond	0.791%	11/19/36		474,628
	Permanent Master Issuer Plc	Corporate Bond	2.831%	10/17/15		1,163,956
	Banc Amer Fdg 2006-I Tr	Corporate Bond	4.603%	12/20/46		572,848
	J P Morgan Mtg Tr 2007-A1	Corporate Bond	4.071%	7/25/35		786,462
	Vodafone Group Plc New	Corporate Bond		2/27/12		323,188
	Morgan Stanley Abs Cap I Inc	Corporate Bond	0.511%	1/25/37		375,649
	Soundview Home Ln Tr 2007-Ns1	Corporate Bond	0.591%	1/25/37		406,792
	Wamu Asset-Backed Ctfs Wamu	Corporate Bond	0.521%	1/1/47		450,398
	Wamu Mtg Pass Thru Ctfs	Corporate Bond	5.347%	3/25/37		715,156
	Cwabs Asset-Backed Ctfs Tr	Corporate Bond	1.545%	9/25/37		885,724
	Comm 2005-C6	Corporate Bond	4.999%	6/10/44		1,215,114
	J P Morgan Mtg Tr 2007-A1	Corporate Bond	4.740%	7/25/35		949,168
	General Elec Cap Corp Medium	Corporate Bond	5.000%	12/1/10		533,563
	Morgan Stanley Abs Cap I Inc	Corporate Bond	1.552%	2/25/37		587,904
	Washington Mut Mtg Pass Thru	Corporate Bond	1.635%	1/25/47		408,284
	Starm Mtg Ln Tr 2007-2	Corporate Bond	5.711%	4/25/37		684,219
	Tiaa Seasoned Coml Mtg Tr	Corporate Bond	5.701%	8/1/39		944,891
	Wamu Mtg Pass Thru Ctfs Ser	Corporate Bond	6.076%	10/25/36		708,885
	Wells Fargo Mtg Backed Secs	Corporate Bond	6.000%	7/25/37		1,053,611
	Wells Fargo Mtg Backed Secs	Corporate Bond	5.627%	7/25/36		563,590
	Cwabs Asset Backed Ctfs Tr	Corporate Bond	1.803%	5/25/29		249,084
	Citigroup Mtg Ln Tr 2006-Ar5	Corporate Bond	5.808%	7/25/36		703,600
	Chase Issuance Tr	Corporate Bond	1.561%	9/15/11		1,129,715
	Option One Mtg Ln Tr 2007-3	Corporate Bond	1.555%	4/25/37		612,386
	Deutsche Bk Ag Global Medium	Corporate Bond	5.000%	10/12/10		237,578
	Home Equity Asset Tr 2007-2	Corporate Bond	1.555%	7/25/37		543,724
	J P Morgan Mtg Acquisition Tr	Corporate Bond	0.521%	11/1/29		843,686
	Morgan Stanley Abs Cap I Inc	Corporate Bond	1.503%	5/25/37		678,350

2008
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b) Identity of issue; borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value

	Securitized Asset Backed	Corporate Bond	0.511%	1/25/37		382,370
	Soundview Home Ln Tr 2007-Opt3	Corporate Bond	1.504%	7/25/37		469,964
	Ford Cr Auto Owner Tr 2008-A	Corporate Bond	3.960%	4/15/12		1,372,239
	Chase Issuance Tr	Corporate Bond	1.748%	1/15/12		858,541
	Slm Student Ln Tr 2008-5	Corporate Bond	4.189%	1/25/18		1,458,561
	Slm Student Ln Tr 2008-5	Corporate Bond	3.985%	10/25/16		1,553,279
	U S Bancorp Medium Term Nts-	Corporate Bond		5/6/10		960,498
	Lb-Ubs Westfield Tr Restr	Corporate Bond	6.155%	7/14/16		770,540
	American Express Issuance Tr	Corporate Bond	4.020%	1/18/11		1,037,995
	Lehman Brothers Hldgs Inc Dflt	Corporate Bond	0.000%	5/25/10		28,800
	Ford Cr Auto Owner Tr 2006 C	Corporate Bond	1.365%	2/15/12		969,816
	Lb-Ubs Coml Mtg Tr 2006-C6	Corporate Bond	5.230%	9/15/39		999,094
	Conocophillips Australia Fdg	Corporate Bond		4/9/09		517,409
	Gmac Comm Mtg Sec Inc	Corporate Bond	6.945%	9/15/33		243,494
	Heller Finl Coml Mtg Asset Corp	Corporate Bond	6.847%	5/15/31		117,876
	Ramp Ser 2006-Rs4 Tr	Corporate Bond	1.524%	11/25/28		18,270
	Usaa Auto Owner Tr 2007-1	Corporate Bond	5.400%	4/15/10		130,415
	Wells Fargo Mtg Backed Secs	Corporate Bond	3.741%	9/25/34		950,910
	Ameriquest Mtg Secs Inc	Corporate Bond	0.774%	11/25/34		150,676
	Aol Time Warner Inc	Corporate Bond	7.625%	4/15/31		9,828
	AT&T Broadband Corp	Corporate Bond	8.375%	3/15/13		925,895
	Banc Amer Coml Mtg Inc	Corporate Bond	6.503%	4/15/36		1,136,430
	Banc Amer Coml Mtg Inc	Corporate Bond	6.186%	6/11/35		426,086
	Banc Amer Coml Mtg Inc	Corporate Bond	4.050%	11/10/38		939,375
	Bristol-Meyer Squibb	Corporate Bond	6.875%	8/1/97		22,096
	Centerpoint Energy Res Corp	Corporate Bond	7.875%	4/1/13		60,209
	Chase Coml Mtg Secs Corp	Corporate Bond	7.198%	1/15/32		230,708
	Citigroup Inc	Corporate Bond	3.625%	2/9/09		398,724
	Comcast Corp New	Corporate Bond	7.050%	3/15/33		36,508
	Consolidated Nat Gas Co	Corporate Bond	5.000%	3/1/14		23,247
	Credit Suisse First Boston Mtg	Corporate Bond	3.936%	5/15/38		425,317
	Devon Fing Corp U L C	Corporate Bond	7.875%	9/30/31		55,055
	Dlj Coml Mtg Corp	Corporate Bond	7.180%	11/10/33		448,315
	Dominion Res Inc Del	Corporate Bond	5.125%	12/15/09		49,890
	Gmac Coml Mtg Sec Inc	Corporate Bond		3/15/33		477,460
	Goldman Sachs Grp Inc	Corporate Bond	5.250%	10/15/13		395,020
	Gte Corp	Corporate Bond	6.940%	4/15/28		23,134
	Halliburton Co	Corporate Bond	5.500%	10/15/10		153,207
	J P Morgan Chase Coml Mtg Secs	Corporate Bond	6.429%	4/15/35		335,528
	Lb-Ubs Coml Mtg Tr	Corporate Bond	7.370%	8/15/26		264,968
	Mastr Alternative Ln Tr	Corporate Bond	5.500%	5/25/34		124,817

2008
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b) Identity of issue; borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value

	Morgan J P Coml Mtg Fin Corp	Corporate Bond	7.371%	8/15/32		281,986
	Morgan Stanley Co	Corporate Bond	6.750%	4/15/11		98,393
	National Westminster Bk Plc	Corporate Bond	7.375%	10/1/09		73,537
	News Amer Hldgs Inc Sr Deb	Corporate Bond	7.750%	1/20/24		40,111
	Prudential Secs Secd Fing Corp	Corporate Bond	7.193%	6/16/31		308,315
	Prudential Secs Secd Fing Corp	Corporate Bond	7.727%	2/15/10		726,409
	Salomon Bros Mtg Secs Vii Inc	Corporate Bond	6.499%	10/13/11		399,267
	Salomon Bros Coml Mtg Tr	Corporate Bond	6.592%	12/18/33		339,638
	Slm Corp Medium Term Nts Book	Corporate Bond	4.000%	1/15/09		587,304
	Slm Corp M/T/N	Corporate Bond		1/26/09		424,941
	Structured Asset Secs Corp *Pp*	Corporate Bond	3.357%	1/25/31		153,351
	Tci Communications Inc Deb	Corporate Bond	7.125%	2/15/28		108,756
	Time Warner Companies Inc	Corporate Bond	7.570%	2/1/24		212,023
	United Mexican Sts M/T/N	Corporate Bond	7.500%	4/8/33		51,413
	Vodafone Airtouch Plc	Corporate Bond	7.750%	2/15/10		76,652
	Verizon Md Inc	Corporate Bond	5.125%	6/15/33		65,522
	Wachovia Bk Coml Mtg Tr	Corporate Bond	5.125%	8/15/35		435,181
	Suntrust Banks Inc C/D	Corporate Bond	4.415%	6/15/09		111,436
	Wells Fargo Mtg Backed Secs V/R	Corporate Bond	4.474%	7/25/34		420,760
	Banc Amer Alternative Ln Tr	Corporate Bond	5.000%	7/25/19		127,404
	Banc Amer Alternative Ln Tr	Corporate Bond	5.000%	6/25/19		108,024
	Gmac Coml Mtg Secs Inc	Corporate Bond	7.179%	8/15/36		266,992
	Banc Amer Coml Mtg Inc	Corporate Bond	4.512%	12/10/42		399,733
	Gs Mtg Secs Corp	Corporate Bond	4.039%	8/25/34		345,995
	Citigroup Inc	Corporate Bond	4.125%	2/22/10		142,886
	Fort Irwin Ld Llc	Corporate Bond	5.300%	12/15/35		91,374
	J P Morgan Chase Coml Mtg Secs	Corporate Bond	5.857%	10/12/35		439,082
	Scottish Pwr Plc	Corporate Bond	4.910%	3/15/10		220,277
	News Amer Inc	Corporate Bond	6.200%	12/15/34		13,688
	Credit Suisse First Boston Mtg	Corporate Bond	4.832%	4/15/37		326,068
	First Un Natl Bk Coml Mtg Tr	Corporate Bond	6.663%	1/12/43		1,326,371
	Florida Pwr & Lt Co	Corporate Bond	4.950%	6/1/35		48,655
	Gs Mtg Secs Corp Ii	Corporate Bond	4.751%	7/10/39		120,992
	Citigroup Inc	Corporate Bond	4.625%	8/3/10		49,176
	J P Morgan Chase Coml Mtg Secs	Corporate Bond	4.895%	9/12/37		335,931
	Slm Corp Medium Term Nts Book	Corporate Bond	4.500%	7/26/10		190,931
	Credit Suisse First Boston Mtg	Corporate Bond	5.183%	11/15/36		489,009
	Homebanc Mtg Tr	Corporate Bond	1.721%	10/25/35		121,601
	Structured Adj Rate Mtg Ln Tr	Corporate Bond	1.772%	10/25/35		73,618
	Wells Fargo & Co New	Corporate Bond	4.625%	8/9/10		236,081
	Fort Irwin Ld Llc	Corporate Bond	5.030%	12/15/25		37,342

2008
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b) Identity of issue; borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value

	General Elec Cap Corp Medium	Corporate Bond	5.000%	11/15/11		658,717
	News Amer Hldgs Inc	Corporate Bond	8.500%	2/23/25		49,207
	Banc Amer Coml Mtg Inc	Corporate Bond	6.085%	6/11/35		245,205
	First Un Natl Bk Coml Mtg Tr	Corporate Bond	6.141%	2/12/34		455,570
	Wells Fargo & Co New	Corporate Bond	4.875%	1/12/11		95,004
	Citigroup Mtg Ln Tr	Corporate Bond	4.900%	2/25/36		455,627
	Comcast Corp New	Corporate Bond	5.900%	3/15/16		95,482
	Unitedhealth Group Inc	Corporate Bond	5.250%	3/15/11		568,857
	Credit Suisse First Boston Mtg	Corporate Bond	5.603%	7/15/35		455,314
	United Mexican Sts Medium Term	Corporate Bond	5.625%	1/15/17		70,000
	American Home Mtg Invt Tr *Pp*	Corporate Bond	5.294%	6/25/45		103,422
	Asset Backed Ctfs Tr 2006-8	Corporate Bond	1.473%	6/28/36		16,923
	Opteum Mtg Accep Corp 2006-2	Corporate Bond	1.503%	7/25/36		160,752
	Wachovia Auto Owner Tr 2006-A	Corporate Bond	5.380%	6/20/13		519,148
	Zuni Mtg Ln Tr 2006-1	Corporate Bond	1.576%	8/25/36		613,415
	First Franklin Mtg Ln Tr Ser	Corporate Bond	1.493%	7/25/36		40,958
	Residential Asset Securities C	Corporate Bond	1.503%	7/28/36		56,674
	Canadian Nat Res Ltd	Corporate Bond	6.500%	2/15/37		122,454
	Morgan Stanley	Corporate Bond		1/9/12		568,087
	Anadarko Pete Corp	Corporate Bond	6.450%	9/15/36		55,218
	Anadarko Pete Corp	Corporate Bond	5.950%	9/15/16		264,993
	Ahmat Amern Home Mtg Corp Ser	Corporate Bond	1.638%	10/25/37		52,188
	Gs Mtg Secs Tr 2006-Gg8	Corporate Bond	5.560%	11/10/39		154,673
	Harborview Mtg Ln Tr 2006-9	Corporate Bond	0.791%	11/19/36		111,241
	Lb-Ubs Coml Mtg Tr 2006-C7	Corporate Bond	5.347%	11/15/38		408,925
	Usaa Auto Owner Trust	Corporate Bond	5.010%	6/15/11		685,028
	Metlife Inc	Corporate Bond	6.400%	12/15/36		156,000
	Wachovia Bk Coml Mtg Tr Coml	Corporate Bond	5.308%	11/15/48		355,961
	Wamu Mtg Pass Thru Ctfs Ser	Corporate Bond	5.372%	1/25/37		287,789
	Cd 2007-Cd4 Coml Mtg Tr	Corporate Bond	5.322%	12/11/49		39,268
	Travelers Cos Inc	Corporate Bond	6.250%	3/15/67		114,632
	Chubb Corp	Corporate Bond		3/29/37		93,029
	Lincoln Natl Corp Ind	Corporate Bond	6.050%	4/20/67		40,000
	Bear Stearns Coml Mtg Secs Tr	Corporate Bond	5.471%	1/12/45		451,091
	Ge Coml Mtg Corp Ser 2007-C1	Corporate Bond	5.543%	12/10/49		83,852
	General Elec Cap Corp Medium	Corporate Bond	5.000%	4/10/12		89,209
	Slm Corp Medium Term Nts Book	Corporate Bond		1/27/14		107,978
	Wamu Mtg Pass Thru Ctfs Ser	Corporate Bond	3.248%	5/25/47		78,520
	Credit Suisse Guernsey Brh	Corporate Bond	5.860%	5/15/49		140,019
	Goldman Sachs Cap Ii	Corporate Bond		12/29/49		74,962
	J P Morgan Chase Coml Mtg Secs	Corporate Bond	5.040%	10/15/42		76,565

2008
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b) Identity of issue; borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value

	Wamu Mtg Pass-Through Ctfs Ser	Corporate Bond	3.228%	6/25/47		137,337
	Allstate Corp	Corporate Bond	6.125%	5/15/37		46,464
	Jpmorgan Chase Bk N A New York	Corporate Bond	6.000%	7/5/17		302,580
	Bank Amer N A Charlotte N C	Corporate Bond	6.100%	6/15/17		123,253
	J P Morgan Chase Coml Mtg Secs	Corporate Bond	5.992%	6/15/49		152,885
	Midamerican Energy Hldgs Co	Corporate Bond	5.950%	5/15/37		158,681
	Xto Energy Inc	Corporate Bond	6.750%	8/1/37		126,436
	Xto Energy Inc	Corporate Bond	6.250%	8/1/17		72,021
	Wells Fargo Mtg Backed Secs	Corporate Bond	6.119%	9/25/36		170,937
	Citigroup Mtg Ln Tr	Corporate Bond	5.343%	8/25/35		325,495
	Comm 2007-C9 Mtg Tr	Corporate Bond	6.010%	12/10/49		201,414
	General Elec Cap Corp M/T/N	Corporate Bond	6.150%	8/7/37		185,485
	Kraft Foods Inc	Corporate Bond	6.500%	8/11/17		251,285
	Wal-Mart Stores Inc	Corporate Bond	5.800%	2/15/18		221,310
	Cwabs Asset Backed Ctfs Tr	Corporate Bond	1.803%	5/25/29		363,122
	Gs Mtg Secs Corp	Corporate Bond	5.250%	7/25/35		312,825
	Wachovia Bk Coml Mtg Tr Coml	Corporate Bond	6.100%	2/15/51		448,059
	Morgan Stanley Cap I Tr	Corporate Bond	6.078%	6/11/49		139,353
	International Business Machs	Corporate Bond	5.700%	9/14/17		267,278
	Jpmorgan Chase Cap Xxv	Corporate Bond	6.800%	10/1/37		852,286
	J P Morgan Chase Coml Mtg Secs	Corporate Bond	5.827%	2/15/51		128,647
	Morgan Stanley Cap Tr I	Corporate Bond	5.812%	4/12/49		56,427
	Wachovia Bk Coml Mtg Tr Coml	Corporate Bond	6.055%	2/15/51		700,295
	Citigroup Inc	Corporate Bond	5.300%	10/17/12		554,145
	Chase Issuance Tr	Corporate Bond	5.120%	10/15/14		742,152
	Coca Cola Co	Corporate Bond	5.350%	11/15/17		458,535
	Diageo Cap Plc	Corporate Bond	5.200%	1/30/13		639,613
	Ford Cr Auto Owner Tr 2007-B	Corporate Bond	5.150%	11/15/11		1,248,557
	New York Life Global Fdg Restr	Corporate Bond	5.250%	10/16/12		245,238
	Citigroup Mtg Ln Tr 2007-Ar4	Corporate Bond	5.767%	3/25/37		455,470
	Midamerican Energy Hldgs Co	Corporate Bond	6.500%	9/15/37		73,211
	Bank Amer Corp	Corporate Bond	5.750%	12/1/17		449,297
	General Elec Cap Corp Medium	Corporate Bond	6.375%	11/15/67		188,571
	Wachovia Bk Natl Assn Medium	Corporate Bond	6.600%	1/15/38		650,946
	Citigroup Mtg Ln Tr 2007-Amc3	Corporate Bond	1.555%	3/25/37		181,686
	Cd 2007-Cd5 Mtg Tr	Corporate Bond	5.886%	11/15/44		226,227
	AT&T Inc	Corporate Bond	6.300%	1/15/38		528,555
	Citigroup Cap Xxi	Corporate Bond	8.300%	12/21/57		173,529
	Kraft Foods Inc	Corporate Bond	6.125%	2/1/18		416,458
	Transocean Inc	Corporate Bond	6.800%	3/15/38		62,437
	Ubs Ag Stamford Brh Medium	Corporate Bond		12/20/17		569,563

2008
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b) Identity of issue; borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value

	Transocean Inc	Corporate Bond	6.000%	3/15/18		40,986
	J P Morgan Mtg Acquisition Tr	Corporate Bond	0.521%	11/1/29		580,626
	Bank Amer Corp	Corporate Bond	8.000%	12/29/49		352,452
	United Parcel Svc Inc	Corporate Bond	6.200%	1/15/38		270,100
	Florida Power & Light Co 1St M	Corporate Bond	5.950%	2/1/38		222,770
	Ford Cr Auto Owner Tr 2008-A	Corporate Bond	3.960%	4/15/12		840,146
	Usaa Auto Owner Tr 2008-1	Corporate Bond	4.160%	4/16/12		1,142,028
	Nissan Auto Receivables 2008-A	Corporate Bond	3.890%	7/15/10		785,491
	Cwmbs Inc	Corporate Bond	1.648%	4/25/46		64,968
	Alternative Ln Tr 2006-Oa10	Corporate Bond	2.833%	8/25/46		60,250
	Cwalt Alternative Ln Tr Ser	Corporate Bond	1.751%	3/20/47		152,373
	Csmc Mortgage-Backed Tr Ser	Corporate Bond	6.000%	10/25/21		125,482
	Deutsche Alt-A Secs Mtg Ln Tr	Corporate Bond	1.648%	2/25/47		43,426
	J P Morgan Mtg Tr 2007-S1	Corporate Bond	5.500%	3/25/22		50,500
	J P Morgan Mtg Tr 2006-S2	Corporate Bond	5.875%	7/25/36		52,088
	Structured Asset Secs Corp	Corporate Bond	1.814%	11/25/35		111,948
	Bank Amer Corp	Corporate Bond		12/29/49		89,760
	Jpmorgan Chase & Co	Corporate Bond		4/29/49		66,546
	Oracle Corp	Corporate Bond	4.950%	4/15/13		211,351
	Slm Student Ln Tr 2008-5	Corporate Bond	4.189%	1/25/18		278,651
	Slm Student Ln Tr 2008-5	Corporate Bond	3.985%	10/25/16		1,166,125
	Slm Student Ln Tr 2008-5	Corporate Bond	4.598%	7/25/23		684,375
	Ubs Ag Stamford Brh Medium	Corporate Bond	5.750%	4/25/18		453,800
	Credit Suisse First Boston N Y	Corporate Bond	5.000%	5/15/13		433,094
	Philip Morris Intl Inc	Corporate Bond	5.650%	5/16/18		123,916
	Chase Issuance Tr	Corporate Bond	4.260%	5/15/13		921,145
	Glaxosmithkline Cap Inc	Corporate Bond	4.850%	5/15/13		300,918
	Morgan Stanley Cap I Tr	Corporate Bond	5.357%	12/15/44		974,228
	Wachovia Bk Coml Mtg Tr Coml	Corporate Bond	5.368%	11/15/48		25,283
	Wachovia Bk Coml Mtg Tr Coml	Corporate Bond	5.632%	10/15/48		26,430
	Florida Power Corp 1St Mtg F/R	Corporate Bond	6.400%	6/15/38		111,674
	Time Warner Cable Inc	Corporate Bond	6.200%	7/1/13		709,418
	Nissan Auto Receivables 2008-B	Corporate Bond	3.800%	10/15/10		1,008,786
	Honda Auto Receivables 2008-1	Corporate Bond	3.481%	9/20/10		1,044,449
	Lehman Brothers Hldgs Inc Dflt	Corporate Bond	6.750%	12/28/17		38
	Lehman Brothers Hldgs Inc Dflt	Corporate Bond	6.200%	9/26/14		22,325
	Lehman Brothers Hldgs Inc Dflt	Corporate Bond	0.000%	9/15/22		11,250
	Lehman Brothers Hldgs Inc M/T/N Dflt	Corporate Bond	5.750%	7/18/11		14,250
	Cwabs Asset-Backed Ctfs Tr Ser	Corporate Bond	1.596%	1/25/37		496,421
	International Business Machs	Corporate Bond	7.625%	10/15/18		239,838

2008
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b) Identity of issue; borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value

	Verizon Communications Inc	Corporate Bond	8.950%	3/1/39		290,630
	Philip Morris Intl Inc	Corporate Bond	6.875%	3/17/14		210,178
	Credit Suisse First Boston Mtg	Corporate Bond	4.429%	12/15/36		489,292
				Total Corporate Bonds		113,937,845

	Federal Natl Mtg Assn Gtd Remic	Gov’t Fixed Income	3.310%	2/25/32		158,559
	Gov’t Nat'l Mtge Assn Pool # 781284	Gov’t Fixed Income	6.000%	2/15/11		7,172
	Federal Nat'l Mtge Assn Pool # 780993	Gov’t Fixed Income	3.911%	5/1/34		1,318,743
	Gov’t Nat'l Mtge Assn Pool # 80947	Gov’t Fixed Income	3.750%	6/20/34		1,232,416
	Fnma Tba 30Yr Sfm 05.50% Jan	Gov’t Fixed Income		1/1/35		512,500
	Fnma Tba 30Yr Sfm 05.00% Jan	Gov’t Fixed Income		1/1/37		714,656
	Fnma Tba 15Yr Sfm 05.50% Jan	Gov’t Fixed Income		1/1/20		4,324,688
	Fnma Tba 30Yr Sfm 06.50% Jan	Gov’t Fixed Income		1/1/35		103,844
	Federal Natl Mtg Assn Remic Tr	Gov’t Fixed Income	6.000%	2/25/27		783,515
	Federal Home Ln Mtg Corp	Gov’t Fixed Income	5.000%	6/15/31		1,304,476
	Federal Nat'l Mtge Assn Pool # 828056	Gov’t Fixed Income	4.865%	6/1/35		570,416
	Fed’l Home Loan Mtge Corp Grp # 1B2139	Gov’t Fixed Income	4.769%	3/1/35		532,412
	Federal Natl Mtg Assn Remic Tr	Gov’t Fixed Income	5.750%	7/25/35		493,725
	Federal Nat'l Mtge Assn Pool # 255572	Gov’t Fixed Income	5.500%	12/1/14		180,956
	Federal Nat'l Mtge Assn Pool # 255676	Gov’t Fixed Income	5.500%	3/1/15		178,109
	Fed’l Home Loan Mtge Corp Grp # E01216	Gov’t Fixed Income	5.500%	10/1/17		259,981
	Fed’l Home Loan Mtge Corp Grp # 847473	Gov’t Fixed Income	5.043%	12/1/35		1,768,950
	Federal Home Ln Mtg Corp Remic Tr	Gov’t Fixed Income	5.375%	9/15/11		1,137,637
	Federal Nat'l Mtge Assn Pool # 745930	Gov’t Fixed Income	7.500%	9/1/35		522,580
	Federal Home Ln Mtg Corp Remic Tr	Gov’t Fixed Income	5.500%	6/15/26		1,900,782
	Federal Natl Mtg Assn Stripped	Gov’t Fixed Income	5.000%	10/1/36		126,806
	Federal Natl Mtge Assn Remic Tr V/R	Gov’t Fixed Income	5.005%	3/25/37		236,965

2008
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b) Identity of issue; borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value

	Federal Natl Mtge Assn Remic Tr V/R	Gov’t Fixed Income	5.755%	7/25/37		144,948
	Federal Nat'l Mtge Assn Pool # 889881	Gov’t Fixed Income	6.000%	9/1/36		(2,411,494)
	Federal Nat'l Mtge Assn Pool # 888250	Gov’t Fixed Income	5.500%	1/1/21		500,888
	Federal Nat'l Mtge Assn Pool # 975383	Gov’t Fixed Income	5.500%	6/1/38		(609,990)
	Federal Nat'l Mtge Assn Pool # 888601	Gov’t Fixed Income	5.500%	6/1/20		1,020,343
	Federal Nat'l Mtge Assn Pool # 994448	Gov’t Fixed Income	6.000%	11/1/38		(307,036)
	Gov’t Nat'l Mtg Assn Pool# 781590	Gov’t Fixed Income	5.500%	4/15/33		66,709
	Gov’t Nat'l Mtge Assn Pool # 589206	Gov’t Fixed Income	6.000%	10/15/32		8,939
	Gov’t Nat'l Mtge Assn Pool # 599742	Gov’t Fixed Income	6.000%	10/15/32		2,577
	Gov’t Nat'l Mtge Assn Pool # 80916	Gov’t Fixed Income	3.750%	5/20/34		485,144
	Small Business Admin Gtd Partn	Gov’t Fixed Income	4.524%	2/10/13		122,985
	Gov’t Nat'l Mtge Assn Pool # 590089	Gov’t Fixed Income	5.500%	7/15/33		37,842
	Gov’t Nat'l Mtge Assn Pool # 572394	Gov’t Fixed Income	7.000%	11/15/31		4,428
	Gov’t Nat'l Mtge Assn Pool # 499416	Gov’t Fixed Income	6.000%	2/15/29		2,327
	Gov’t Nat'l Mtge Assn Pool # 372062	Gov’t Fixed Income	6.500%	3/15/24		51,880
	Gov’t Nat'l Mtge Assn Pool # 781548	Gov’t Fixed Income	7.000%	11/15/32		8,023
	Gov’t Nat'l Mtge Assn Pool # 781328	Gov’t Fixed Income	7.000%	9/15/31		42,101
	Fed’l Home Loan Mtge Corp Grp # G01391	Gov’t Fixed Income	7.000%	4/1/32		48,836
	Fed’l Home Loan Mtge Corp Grp # E00627	Gov’t Fixed Income	5.500%	2/1/14		81,558
	Fed’l Home Loan Mtge Corp Grp # E91860	Gov’t Fixed Income	5.500%	10/1/17		54,179
	Fed’l Home Loan Mtge Corp Grp # E88978	Gov’t Fixed Income	5.500%	4/1/17		73,058

2008
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b) Identity of issue; borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value

	Fed’l Home Loan Mtge Corp Grp # C90213	Gov’t Fixed Income	7.000%	4/1/18		16,456
	Fed’l Home Loan Mtge Corp Grp # C67271	Gov’t Fixed Income	6.000%	5/1/32		110,970
	Fed’l Home Loan Mtge Corp Grp # C49499	Gov’t Fixed Income	6.500%	4/1/31		2,551
	Federal Nat'l Mtge Assn Pool # 545762	Gov’t Fixed Income	6.500%	7/1/32		36,012
	Federal Nat'l Mtge Assn Pool # 555114	Gov’t Fixed Income	5.500%	12/1/17		6,033
	Federal Nat'l Mtge Assn Pool # 254548	Gov’t Fixed Income	5.500%	12/1/32		709,952
	Federal Nat'l Mtge Assn Pool # 562319	Gov’t Fixed Income	7.000%	1/1/31		235
	Federal Nat'l Mtge Assn Pool # 545556	Gov’t Fixed Income	7.000%	4/1/32		12,577
	Federal Nat'l Mtge Assn Pool # 555384	Gov’t Fixed Income	5.500%	4/1/18		1,218,889
	Federal Nat'l Mtge Assn Pool # 254407	Gov’t Fixed Income	7.000%	8/1/32		61,676
	Federal Nat'l Mtge Assn Pool # 545900	Gov’t Fixed Income	5.500%	7/1/17		16,167
	Federal Nat'l Mtge Assn Pool # 725027	Gov’t Fixed Income	5.000%	11/1/33		14,484
	Federal Nat'l Mtge Assn Pool # 190319	Gov’t Fixed Income	6.500%	2/1/32		24,445
	Federal Nat'l Mtge Assn Pool # 687885	Gov’t Fixed Income	5.500%	3/1/18		42,400
	Federal Nat'l Mtge Assn Pool # 555591	Gov’t Fixed Income	5.500%	7/1/33		573,586
	Gov’t Nat'l Mtge Assn Pool # 80947	Gov’t Fixed Income	3.750%	6/20/34		368,754
	Fed’l Home Loan Mtge Corp Grp # M80817	Gov’t Fixed Income	4.000%	5/1/10		116,384
	Fnma Tba 30Yr Sfm 05.50% Jan	Gov’t Fixed Income		1/1/35		(2,152,500)
	Fnma Tba 15Yr Sfm 05.00% Jan	Gov’t Fixed Income		1/1/20		1,026,250
	Fnma Tba 30Yr Sfm 05.00% Jan	Gov’t Fixed Income		1/1/37		(1,225,125)
	Federal Nat'l Mtge Assn Pool # 589084	Gov’t Fixed Income	6.500%	9/1/31		855

2008
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b) Identity of issue; borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value

	Federal Natl Mtg Assn Remic Tr	Gov’t Fixed Income	6.000%	8/25/28		123,978
	Gov’t Nat'l Mtg Assn Pool# 781594	Gov’t Fixed Income	6.500%	1/15/33		991,274
	Fnma Tba 15Yr Sfm 04.50% Jan	Gov’t Fixed Income		1/1/19		1,839,375
	Federal Nat'l Mtge Assn Pool # 617271	Gov’t Fixed Income	5.500%	1/1/17		159,343
	Federal Nat'l Mtge Assn Pool # 545823	Gov’t Fixed Income	5.500%	8/1/17		5,806
	Federal Nat'l Mtge Assn Pool # 773501	Gov’t Fixed Income	5.500%	8/1/19		495,982
	Federal Home Ln Mtg Corp	Gov’t Fixed Income	5.500%	1/15/31		250,029
	Fnma Tba 15Yr Sfm 05.50% Jan	Gov’t Fixed Income		1/1/20		(2,471,250)
	Fnma Tba 30Yr Sfm 06.50% Jan	Gov’t Fixed Income		1/1/35		3,530,688
	Fnma Tba 30Yr Sfm 06.00% Jan	Gov’t Fixed Income		1/1/35		(1,441,125)
	Fhlmc Tba 30Yr Gold Sfm 05.50% Jan	Gov’t Fixed Income		1/1/36		3,275,000
	Fhlmc Tba 30Yr Gold Sfm 05.00% Jan	Gov’t Fixed Income		1/15/33		3,474,375
	Federal Natl Mtg Assn Remic Tr	Gov’t Fixed Income	6.500%	7/25/34		118,105
	Fnma Tba 30Yr Sfm 04.50% Jan	Gov’t Fixed Income	4.500%	1/1/35		1,418,813
	Fhlmc Tba 30Yr Gold Sfm 06.00% Jan	Gov’t Fixed Income		1/1/34		1,030,000
	Fhlmc Tba 15Yr Gold Sfm 05.00% Jan	Gov’t Fixed Income		1/1/19		(718,375)
	Fnma Tba 30Yr Sfm 05.00% Feb	Gov’t Fixed Income		2/1/34		(4,071,250)
	Fnma Tba 30Yr Sfm 04.50% Feb	Gov’t Fixed Income		2/1/35		2,623,563
	Federal Nat'l Mtge Assn Pool # 725423	Gov’t Fixed Income	5.500%	5/1/34		4,246,475
	Federal Nat'l Mtge Assn Pool # 190347	Gov’t Fixed Income	5.000%	1/1/34		766,106
	Federal Nat'l Mtge Assn Pool # 357802	Gov’t Fixed Income	5.500%	6/1/20		125,800
	Federal Natl Mtg Assn Remic Tr	Gov’t Fixed Income	5.500%	5/25/27		244,040
	Federal Home Ln Mtg Corp Remic Tr	Gov’t Fixed Income	5.000%	12/15/23		393,724
	Federal Nat'l Mtge Assn Pool # 844803	Gov’t Fixed Income	4.500%	10/1/35		82,416

2008
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b) Identity of issue; borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value

	Federal Nat'l Mtge Assn Pool # 809774	Gov’t Fixed Income	4.719%	2/1/35		246,177
	Federal Natl Mtg Assn Remic Tr	Gov’t Fixed Income	5.000%	5/25/23		757,584
	Federal Nat'l Mtge Assn Pool # 828346	Gov’t Fixed Income	5.000%	7/1/35		391,727
	Federal Nat'l Mtge Assn Pool # 786574	Gov’t Fixed Income	6.500%	7/1/34		753,724
	Federal Nat'l Mtge Assn Pool # 735989	Gov’t Fixed Income	5.500%	2/1/35		57,706
	Federal Nat'l Mtge Assn Pool # 745140	Gov’t Fixed Income	5.000%	11/1/35		218,106
	Fed’l Home Loan Mtge Corp Grp # J00813	Gov’t Fixed Income	5.000%	12/1/20		73,250
	Federal Nat'l Mtge Assn Pool # 845326	Gov’t Fixed Income	6.000%	12/1/35		53,940
	Fed’l Home Loan Mtge Corp Strip	Gov’t Fixed Income	5.500%	8/1/35		62,735
	Fed’l Home Loan Mtge Corp Grp # J05930	Gov’t Fixed Income	5.500%	3/1/21		64,262
	Federal Nat'l Mtge Assn Pool # 865807	Gov’t Fixed Income	5.500%	3/1/21		36,476
	Federal Nat'l Mtge Assn Pool # 833522	Gov’t Fixed Income	5.500%	9/1/20		33,586
	Federal Nat'l Mtge Assn Pool # 778519	Gov’t Fixed Income	5.500%	4/1/19		27,862
	Federal Natl Mtg Assn Stripped	Gov’t Fixed Income	5.500%	1/25/36		13,509
	Fed’l Home Loan Mtge Corp Grp # 1K1233	Gov’t Fixed Income	5.453%	5/1/36		500,857
	Fed’l Home Loan Mtge Corp Grp # J00252	Gov’t Fixed Income	5.500%	10/1/20		108,417
	Fed’l Home Loan Mtge Corp Grp # J03285	Gov’t Fixed Income	5.000%	8/1/21		79,864
	Fed’l Home Loan Mtge Corp Grp # J03286	Gov’t Fixed Income	5.000%	9/1/21		595,776
	Federal Nat'l Mtge Assn Pool # 880504	Gov’t Fixed Income	5.500%	8/1/21		140,902
	Federal Nat'l Mtge Assn Pool # 900135	Gov’t Fixed Income	6.500%	9/1/36		49,909
	Federal Nat'l Mtge Assn Pool # 745275	Gov’t Fixed Income	5.000%	2/1/36		3,474,387
	Federal Nat'l Mtge Assn Pool # 674612	Gov’t Fixed Income	5.500%	12/1/17		259,393

2008
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b) Identity of issue; borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value

	Federal Nat'l Mtge Assn Pool # 735500	Gov’t Fixed Income	5.500%	5/1/35		5,523,253
	Federal Nat'l Mtge Assn Pool # 904054	Gov’t Fixed Income	5.500%	11/1/36		50,696
	Federal Nat'l Mtge Assn Pool # 493236	Gov’t Fixed Income	6.500%	4/1/29		1,958
	Federal Natl Mtg Assn Stripped	Gov’t Fixed Income	5.000%	7/1/36		91,827
	Federal Nat'l Mtge Assn Pool # 888283	Gov’t Fixed Income	5.000%	8/1/34		2,464,384
	Federal Natl Mtg Assn Remic Tr	Gov’t Fixed Income	6.000%	9/25/30		806,263
	Federal Nat'l Mtge Assn Pool # 888366	Gov’t Fixed Income	7.000%	4/1/37		411,068
	Federal Nat'l Mtge Assn Pool # 942950	Gov’t Fixed Income	6.000%	9/1/37		532,784
	Federal Nat'l Mtge Assn Pool # 942899	Gov’t Fixed Income	6.000%	9/1/37		555,753
	Federal Nat'l Mtge Assn Pool # 888817	Gov’t Fixed Income	5.500%	8/1/37		1,642,264
	Federal Nat'l Mtge Assn Pool # 888892	Gov’t Fixed Income	7.500%	11/1/37		164,727
	Federal Nat'l Mtge Assn Pool # 946206	Gov’t Fixed Income	6.000%	9/1/37		1,007,386
	Federal Nat'l Mtge Assn Pool # 889116	Gov’t Fixed Income	6.000%	2/1/38		3,684,072
	Federal Nat'l Mtge Assn Pool # 965720	Gov’t Fixed Income	6.000%	1/1/38		487,149
	Federal Home Ln Mtg Corp Remic Tr	Gov’t Fixed Income	5.678%	8/15/36		90,491
	Federal Home Ln Mtg Corp Remic Tr	Gov’t Fixed Income	6.078%	1/15/33		26,859
	Federal Home Ln Mtg Corp Remic Tr	Gov’t Fixed Income	5.778%	8/15/35		16,963
	Federal Nat'l Mtge Assn Pool # 974788	Gov’t Fixed Income	4.000%	5/1/23		681,305
	Federal Nat'l Mtge Assn Pool # 889757	Gov’t Fixed Income	5.000%	2/1/38		993,821
	Fed’l Home Loan Mtge Corp Grp # 1J1828	Gov’t Fixed Income	5.234%	7/1/38		732,649
	Fed’l Home Loan Mtge Corp Grp # G04544	Gov’t Fixed Income	6.000%	8/1/38		1,006,338

2008
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b) Identity of issue; borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value

	Federal Nat'l Mtge Assn Pool # 987325	Gov’t Fixed Income	5.552%	9/1/38		608,081
	Gov’t Nat'l Mtge Assn Pool # 781861	Gov’t Fixed Income	6.500%	1/15/35		686,506
	Gov’t Nat'l Mtge Assn Pool # 781579	Gov’t Fixed Income	6.500%	2/15/33		299,874
	Fed’l Home Loan Mtge Corp Grp # A71746	Gov’t Fixed Income	5.500%	1/1/38		1,382,771
	Federal Home Ln Mtg Corp Remic Tr	Gov’t Fixed Income	5.000%	7/15/19		707,726
	Federal Nat'l Mtge Assn Pool # 975059	Gov’t Fixed Income	4.919%	6/1/38		754,015
	Federal Natl Mtg Assn Remic Tr	Gov’t Fixed Income	5.500%	1/25/26		797,152
	Fed’l Home Loan Mtge Corp Grp # 1L0289	Gov’t Fixed Income	5.200%	12/1/35		710,969
	Federal Natl Mtg Assn Remic Tr	Gov’t Fixed Income	5.500%	3/25/25		870,763
	Fed’l Home Loan Mtge Corp Grp # A81740	Gov’t Fixed Income	5.500%	9/1/38		816,230
	Fed’l Home Loan Mtge Corp Grp # A81812	Gov’t Fixed Income	6.000%	9/1/38		1,726,120
	Federal Nat'l Mtge Assn Pool # 889997	Gov’t Fixed Income	7.000%	12/1/32		417,748
	Federal Nat'l Mtge Assn Pool # 990652	Gov’t Fixed Income	6.500%	9/1/38		101,972
	Federal Nat'l Mtge Assn Pool # 915611	Gov’t Fixed Income	6.500%	5/1/37		494,573
	Fnma Tba 30Yr Sfm 4.00 Feb	Gov’t Fixed Income	4.000%	2/25/39		803,000
	Federal Nat'l Mtge Assn Pool # 955180	Gov’t Fixed Income	6.500%	11/1/37		453,107
	Federal Nat'l Mtge Assn Pool # 983379	Gov’t Fixed Income	6.500%	8/1/38		2,053,550
	Federal Nat'l Mtge Assn Pool # 885507	Gov’t Fixed Income	6.500%	7/1/36		419,857
	Federal Natl Mtg Assn	Gov’t Fixed Income	2.875%	12/11/13		1,690,219
	Federal Natl Mtg Assn	Gov’t Fixed Income	2.875%	10/12/10		1,655,658
	Federal Home Ln Mtg Corp V/R	Gov’t Fixed Income	5.875%	3/21/11		554,367
	Federal Home Ln Bks Deb	Gov’t Fixed Income	5.250%	9/12/14		433,675
	Federal Home Ln Bks Deb	Gov’t Fixed Income	5.375%	6/13/14		434,625
	United States Treas Nts	Gov’t Fixed Income	3.500%	5/31/13		383,359
	United States Treas Nts	Gov’t Fixed Income	3.375%	7/31/13		1,081,347
	United States Treas Nts	Gov’t Fixed Income	3.125%	8/31/13		59,301
	Federal Home Ln Bks Deb	Gov’t Fixed Income	5.000%	3/14/14		185,006

2008
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b) Identity of issue; borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value

	United States Treas Nts	Gov’t Fixed Income	1.750%	11/15/11		1,022,813
	Federal Natl Mtg Assn	Gov’t Fixed Income	5.250%	8/1/12		685,113
	Resolution Fdg Corp Fed Book	Gov’t Fixed Income		10/15/18		53,096
	Resolution Fdg Corp Fed Book	Gov’t Fixed Income		7/15/18		53,774
	U S Treasury Bonds	Gov’t Fixed Income	6.250%	8/15/23		1,875,371
	U S Treasury Bonds	Gov’t Fixed Income	8.750%	5/15/17		628,357
	Us Treasury Bond Infl Indx	Gov’t Fixed Income	2.375%	1/15/25		254,154
	GNMA Ii Tba 30Yr Jumbo 05.50% Feb	Gov’t Fixed Income		2/1/34		3,271,000
	GNMA I Tba 30Yr Sfm 05.50% Feb	Gov’t Fixed Income		2/1/35		615,188
	GNMA I Tba 30Yr Sfm 06.00% Feb	Gov’t Fixed Income		2/1/35		2,570,313
	Federal Home Ln Bks Deb	Gov’t Fixed Income	5.375%	5/15/19		1,654,209
	Federal Home Ln Bk Chicago	Gov’t Fixed Income	5.625%	6/13/16		288,750
	Federal Home Ln Mtg Corp	Gov’t Fixed Income	5.750%	6/27/16		729,599
	GNMA Ii Tba 30Yr Jumbo 06.00% Feb	Gov’t Fixed Income	6.000%	2/1/31		1,332,906
	US Treasury Bonds Tsy Indx Ix N/B	Gov’t Fixed Income	1.750%	1/15/28		664,024
	United States Treas Nts	Gov’t Fixed Income	4.000%	8/15/18		1,345,307
	United States Treas Nts	Gov’t Fixed Income	3.750%	11/15/18		594,316
	GNMA Ii Tba 30Yr Jumbo 05.00% Jan	Gov’t Fixed Income		1/1/37		1,433,250
	Fnma Mtge Corp Grp # J02895	Other Bonds	5.500%	6/21/21		533,977
	Fnma Pool # 72507 5.000 11/01/2033	Other Bonds	5.000%	11/1/33		1,023,640
	Us Treasury Bonds 8.75000 05/15/2017	Other Bonds	8.750%	5/15/17		(628,357)
				Total Government Bonds		104,826,606

	Michigan St Bldg Auth Rev Prerfd	State & Local Obligations	5.250%	10/15/11		963,547
	New Jersey St Edl Facs Auth Rev	State & Local Obligations	5.000%	7/1/11		430,580
	Saint Louis Mo Arpt Rev	State & Local Obligations	5.250%	7/1/11		543,155
			Total State & Local Obligations			1,937,282

2008
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b) Identity of issue; borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost **	(e) Current Value

	Business Ln Ctr Inc V/R Restr	Other Bonds	6.750%	1/15/25	101,195
	Gs Mtg Secs Corp	Other Bonds	1.931%	3/20/23	115,542
	Structured Asset Receivables *Pp*	Other Bonds	2.858%	1/21/09	98,177
	Amresco Independence Fdg Inc V/R *Pp*	Other Bonds		6/15/26	111,237
	Centerpoint Energy Transition	Other Bonds	4.970%	8/1/14	1,176,912
	Israel St	Other Bonds	5.500%	4/26/24	434,746
	Israel St	Other Bonds	5.500%	9/18/33	199,326
	Belvoir Ld Llc *Pp*	Other Bonds	5.270%	12/15/47	31,956
	Monumental Global Fdg Ii- Restr	Other Bonds		6/16/10	439,965
	Barclays Bk Plc Restr	Other Bonds		12/31/49	265,430
	Edp Fin B V Amsterdam Restr	Other Bonds	6.000%	2/2/18	207,538
	Royal Bk Scotland Group Plc Restr	Other Bonds	6.990%	4/5/56	140,262
	Tiaa Global Mkts Inc Mtn Restr	Other Bonds	5.125%	10/10/12	418,901
	Metropolitan Life Global Fdg Irestr	Other Bonds	5.125%	4/10/13	512,468
	Bank Amer Corp 6.00000 09/01/17	Other Bonds	6.000%	9/1/17	330,078
	American Intl Group Inc Restr	Other Bonds		5/15/58	194,510
	Verizon Wireless Cap Llc Restr	Other Bonds	8.500%	11/15/18	585,840
				Total Other Bonds	5,364,083
				Total Bonds and Debentures	226,065,816

	Aeon Co Ltd	Common Stock			413,280
	Amada Co Ltd ADR	Common Stock			161,279
	Abb Ltd	Common Stock			771,814
	Adidas Ag	Common Stock			143,094
	Aegon N V	Common Stock			214,170
	Advantest Corp	Common Stock			78,144
	Air Liquide ADR	Common Stock			417,707
	Air France-Klm	Common Stock			353,092
	Ajinomoto Inc ADR	Common Stock			385,614
	Aktiebolgt Electrolux ADR	Common Stock			234,660
	Akzo Nobel N V ADR	Common Stock			212,800
	Alcatel-Lucent ADR	Common Stock			123,840
	All Nippon Awys Ltd	Common Stock			550,605
	Allianz Se ADR	Common Stock			1,288,770
	Allied Irish Bks P L C Spon ADR	Common Stock			47,604
	Alpha Bk A E	Common Stock			150,006
	Alps Elec Ltd ADR	Common Stock			191,940
	Alumina Ltd	Common Stock			101,008
	Amcor Ltd ADR New	Common Stock			304,090

2008
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b) Identity of issue; borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value

	Anglo Amern Plc	Common Stock		543,351
	Arcelormittal Sa Luxembourg	Common Stock		417,194
	Asahi Glass ADR	Common Stock		172,360
	Asahi Kasei Corp ADR	Common Stock		314,068
	Astrazeneca Plc Spons ADR	Common Stock		1,226,797
	Atlas Copco Ab	Common Stock		299,455
	Atlas Copco Ab Sponsored ADR	Common Stock		357,898
	Australia & New Zealand Bkg	Common Stock		583,102
	Axa ADR	Common Stock		892,059
	Bt Group Plc	Common Stock		316,883
	Bnp Paribas	Common Stock		925,100
	Bae Sys Plc	Common Stock		380,798
	Banco Bilbao Vizcaya	Common Stock		1,035,421
	Banco Santander S A	Common Stock		1,507,012
	Bank Yokohama Ltd Japan ADR	Common Stock		425,308
	Barclays Plc ADR	Common Stock		429,975
	Basf Se	Common Stock		792,437
	Bayer A G Sponsored ADR	Common Stock		949,311
	Bhp Billiton Limited	Common Stock		1,469,325
	Bhp Billiton Plc	Common Stock		837,186
	Bg Plc	Common Stock		902,604
	Bunzl Plc	Common Stock		104,338
	Boral Ltd New	Common Stock		185,852
	Bp Plc Spons ADR	Common Stock		2,657,169
	Bridgestone Corp ADR	Common Stock		336,686
	British Sky Broadcasting Group Spons ADR	Common Stock		203,060
	British Awys Plc ADR	Common Stock		240,533
	British American Tobacco	Common Stock		807,335
	British Ld Co Plc	Common Stock		227,358
	Bulgari S P A ADR	Common Stock		148,603
	Cadbury Plc	Common Stock		298,487
	Canon Inc ADR Repstg 5 Shs	Common Stock		628,000
	Capitaland Ltd	Common Stock		246,069
	Carnival Plc	Common Stock		156,285
	Centrica Plc	Common Stock		74,884
	Cheung Kong Hldgs Ltd ADR	Common Stock		349,946
	City Devs Ltd Spons ADR	Common Stock		274,102
	Clp Holdings Ltd	Common Stock		373,285
	Coca Cola Amatil Ltd	Common Stock		463,226
	Coca-Cola Hellenic Bottling Co	Common Stock		125,802
	Commerzbank A G Sponsored ADR	Common Stock		182,423

2008
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b) Identity of issue; borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value

	Commonwealth Bk Australia Spnrd ADR 144A	Common Stock		719,319
	Compass Group Plc	Common Stock		294,782
	Computershare Ltd	Common Stock		221,306
	Credit Agricole S A	Common Stock		118,984
	Credit Suisse Group Sponsored ADR	Common Stock		630,198
	Crh Plc ADR	Common Stock		286,330
	Dai Nippon Prtg Ltd Japan	Common Stock		259,200
	Daimler Ag	Common Stock		788,568
	Daiwa House Ind Ltd ADR	Common Stock		467,567
	Daiwa Group Inc.	Common Stock		348,150
	Danske Bk A/S ADR	Common Stock		156,363
	Dassault Sys S A	Common Stock		323,518
	Denso Corp	Common Stock		259,460
	Deutsche Bank Npv	Common Stock		528,970
	Deutsche Lufthansa A G	Common Stock		395,124
	Deutsche Telekom Ag Sponsored ADR	Common Stock		841,500
	Diageo Plc Spon ADR New	Common Stock		733,365
	Dnb Nor Asa 144A Spon ADR	Common Stock		99,870
	E On Ag	Common Stock		1,811,129
	Edp-Energias De Portugal Sa ADR	Common Stock		306,814
	Eisai Ltd Spons ADR	Common Stock		1,224,480
	Elan Corp Plc ADR	Common Stock		96,000
	Enel Societa Per Azioni	Common Stock		255,212
	Eni S P A Sponsored ADR	Common Stock		1,338,960
	Erste Group Bank Ag	Common Stock		159,878
	Delhaize Group	Common Stock		490,932
	Essilor Intl	Common Stock		401,310
	European Aeronautic Defence &	Common Stock		565,204
	Experian Plc ADR	Common Stock		204,690
	Fiat S.P.A ADR New	Common Stock		106,546
	Fortis Nl	Common Stock		95,405
	Fosters Group Ltd ADR Ltd Spons	Common Stock		483,977
	France Telecom Sponsored ADR	Common Stock		847,714
	Fresenius Med Care Ag & Co. Kgaa ADR	Common Stock		297,234
	Friends Provident P L C	Common Stock		288,554
	Fujitsu Ltd ADR Com	Common Stock		255,550
	Fujifilm Hldgs Corp	Common Stock		244,420
	Furukawa Elec Ltd ADR	Common Stock		359,670
	Gdf Suez	Common Stock		1,162,366

2008
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b) Identity of issue; borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value

	Gkn Plc	Common Stock		51,894
	Glaxo Smithkline Plc	Common Stock		1,936,177
	Groupe Danone Sponsored ADR	Common Stock		677,818
	Hbos Plc	Common Stock		113,399
	Hsbc Hldgs Plc	Common Stock		2,211,565
	Hang Seng Bk Ltd Spons ADR	Common Stock		301,806
	Heineken N V ADR	Common Stock		136,989
	Hellenic Telecommun Org Spons ADR	Common Stock		116,340
	Henkel Ag And Co. Kgaa Spons ADR	Common Stock		306,384
	Hino Motors Ltd ADR	Common Stock		84,323
	Hitachi Ltd ADR 10 Com	Common Stock		332,690
	Honda Motor Co Ltd	Common Stock		798,116
	Hong Kong & China Gas Ltd Spnsrd ADR	Common Stock		213,680
	Hongkong Elec Hldgs Ltd	Common Stock		348,006
	Hoya Corp	Common Stock		186,989
	Husqvarna Ab	Common Stock		210,467
	Hutchison Whampoa Ltd ADR	Common Stock		155,397
	Hysan Dev Ltd Sponsored ADR	Common Stock		243,941
	Hypo Real Estate Hldg Ag Sponsored ADR	Common Stock		76,311
	Iberdrola S A	Common Stock		1,502,742
	Imperial Tob Group Plc Sponsored ADR	Common Stock		569,208
	Ireland Bk Sponsored ADR	Common Stock		38,995
	Ing Groep N V Sponsored ADR	Common Stock		448,440
	Intercontinental Hotels Group	Common Stock		128,044
	International Pwr Plc	Common Stock		213,124
	Intesa Sanpaolo S P A	Common Stock		2,188,318
	Invensys Plc	Common Stock		126,996
	Italcementi S P A ADR	Common Stock		177,358
	Itochu Corp ADR	Common Stock		200,363
	J Sainsbury Plc	Common Stock		198,838
	James Hardie Inds N V	Common Stock		269,610
	Japan Airlines Corporation	Common Stock		572,957
	Johnson Matthey Pub Ltd Co	Common Stock		127,522
	Kajima Corp ADR	Common Stock		283,835
	Kao Corp ADR	Common Stock		478,323
	Kawasaki Heavy Inds Ltd	Common Stock		229,071
	Keppel Ltd Sponsored ADR	Common Stock		153,281

2008
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b) Identity of issue; borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value

	Kingfisher Plc	Common Stock		228,068
	Kirin Hldgs Co Ltd	Common Stock		428,109
	Kobe Stl Ltd Sponsored ADR	Common Stock		287,739
	Komatsu Ltd New	Common Stock		283,665
	Koninklijke Ahold Nv	Common Stock		280,543
	Konami Corp	Common Stock		181,020
	Koninklijke Philips Electrs	Common Stock		393,426
	Royal Kpn Nv	Common Stock		513,672
	Kubota Corp ADR	Common Stock		274,132
	Kyocera Corp ADR	Common Stock		246,058
	Lloyds Tsb Group Plc ADR	Common Stock		295,680
	L Oreal Co ADR	Common Stock		1,229,720
	Ladbrokes Plc	Common Stock		114,941
	Lafarge S.A. ADR	Common Stock		204,884
	Legal & General Plc ADR	Common Stock		276,823
	Lend Lease Ltd	Common Stock		521,578
	Luxottica Group S P A ADR	Common Stock		235,560
	Lvmh Moet Hennessy Louis	Common Stock		164,375
	Mtr Corp Ltd	Common Stock		236,375
	Makita Corporation ADR	Common Stock		243,980
	Marks & Spencer Group P L C	Common Stock		115,781
	Mabubeni Corp ADR	Common Stock		203,863
	Marui Ltd ADR New	Common Stock		340,860
	Mediaset S P A	Common Stock		286,168
	Metso Corp	Common Stock		145,669
	Minebea Ltd Spon ADR	Common Stock		211,964
	Mitsui & Co Ltd ADR	Common Stock		348,517
	Mitsubishi Corp ADR	Common Stock		450,681
	Mitsubishi Estate Ltd ADR	Common Stock		542,725
	Mitsubishi Elec Corp ADR	Common Stock		334,912
	Mitsui Sumitomo Ins Group	Common Stock		433,180
	Mitsubishi Ufj Finl Group Inc	Common Stock		1,328,083
	Nsk Ltd ADR	Common Stock		172,133
	National Aust Bk Ltd ADR New	Common Stock		816,311
	National Bk Greece S A	Common Stock		264,262
	National Grid Plc	Common Stock		668,191
	Nec Electronics Corp ADR	Common Stock		138,510
	Neptune Orient Lines Ltd	Common Stock		173,348
	Nestle S A Sponsored ADR	Common Stock		2,887,600
	Newcrest Mng Ltd Sponsored ADR	Common Stock		323,704
	Nidec Corp	Common Stock		160,884
	Nintendo Ltd ADR	Common Stock		707,393

2008
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b) Identity of issue; borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value

	Nikon Corp	Common Stock		93,370
	Nippon Yusen Kabushiki Kaisha	Common Stock		799,596
	Nippon Stl Corp	Common Stock		467,069
	Nippon Teleg & Tel Corp Sponsored ADR	Common Stock		848,328
	Nisshin Steel Ltd ADR	Common Stock		230,886
	Nissan Mtr Ltd ADR	Common Stock		254,800
	Nitto Denko Corp ADR	Common Stock		188,196
	Nokia Corp ADR-A Shs	Common Stock		1,271,400
	Nomura Hldgs Inc	Common Stock		417,500
	Norsk Hydro A S Sponsored ADR	Common Stock		73,048
	Ntt Docomo Inc	Common Stock		810,306
	Novartis Ag Spnsrd ADR	Common Stock		2,538,258
	Novo Nordisk A/S ADR	Common Stock		760,572
	Novozymes A/S	Common Stock		85,869
	Oji Paper Co Ltd Sponsored ADR	Common Stock		318,533
	Olympus Corp	Common Stock		386,320
	Omron Corp	Common Stock		170,628
	Omv-Ag	Common Stock		91,077
	Orix Corp	Common Stock		170,520
	Orkla A S	Common Stock		107,751
	Osterreichische	Common Stock		339,450
	Panasonic Elec Wks Co Ltd	Common Stock		304,248
	Panasonic Corp	Common Stock		472,720
	Pearson Plc	Common Stock		248,040
	Peugeot S.A. ADR	Common Stock		116,534
	Portugal Telecom Sgps S.A. ADR	Common Stock		196,482
	Promise Co Ltd	Common Stock		446,760
	Prudential Plc ADR	Common Stock		451,605
	Publicis S A New	Common Stock		373,322
	Reed Elsevier P L C	Common Stock		209,865
	Reed Elsevier N V	Common Stock		174,846
	Repsol Ypf S.A. ADR	Common Stock		438,804
	Rexam Plc	Common Stock		119,604
	Ricoh Ltd ADR New	Common Stock		198,390
	Rio Tinto Plc Spon ADR	Common Stock		420,100
	Roche Hldg Ltd Sponsored ADR	Common Stock		2,320,675
	Rolls-Royce Group Plc	Common Stock		186,673
	Royal Dutch Shell Plc	Common Stock		1,417,257
	Royal Dutch Shell Plc Spons ADR	Common Stock		1,784,078
	Royal Dsm N V	Common Stock		56,038
	Rwe Ag Spons ADR	Common Stock		950,746

2008
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b) Identity of issue; borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value

	Shizuoka Bk Ltd ADR	Common Stock		510,314
	Sabmiller Plc	Common Stock		359,502
	Sage Group Plc	Common Stock		98,992
	Sandvik Ab ADR	Common Stock		287,494
	Santos Ltd ADR New	Common Stock		278,864
	Sanofi-Aventis	Common Stock		1,440,768
	Sanyo Elec Ltd ADR	Common Stock		181,294
	Sap Aktiengesellschaft ADR	Common Stock		633,850
	Scottish & Southn Energy Plc	Common Stock		449,673
	Secom Ltd ADR	Common Stock		405,956
	Sekisui House Ltd	Common Stock		205,992
	Sharp Corp	Common Stock		182,406
	Shinsei Bk Ltd	Common Stock		196,288
	Shiseido Ltd Sponsored ADR	Common Stock		301,980
	Siemens A G	Common Stock		1,408,950
	Singapore Telecommunications	Common Stock		264,246
	Sino Ld Ltd Sponsored ADR	Common Stock		149,011
	Skf Ab ADR	Common Stock		382,945
	Smith & Nephew P L C	Common Stock		209,304
	Societe Generale France Sponsored ADR	Common Stock		600,480
	Sodexho Spons ADR	Common Stock		632,627
	Solvay S A Sponsored ADR	Common Stock		213,852
	Sony Corp ADR Amern Sh New	Common Stock		437,400
	Statoilhydro Asa	Common Stock		452,552
	Stora Enso Oyj	Common Stock		290,807
	Swiss Reins Co Sponsored ADR	Common Stock		525,993
	Swisscom	Common Stock		165,864
	Sumitomo Corp	Common Stock		206,496
	Sumitomo Elec Inds Ltd ADR	Common Stock		173,039
	Sumitomo Metal Inds Ltd ADR	Common Stock		268,100
	Sumitomo Tr & Bkg Ltd Spons ADR	Common Stock		313,060
	Sumitomo Mitsui Finl Group Inc	Common Stock		655,384
	Sun Hung Kai Pptys Ltd	Common Stock		325,065
	Suruga Bk Ltd	Common Stock		368,053
	Svenska Cellulosa Aktiebolaget ADR	Common Stock		253,230
	Swire Pac Ltd ADR	Common Stock		247,824
	Syngenta Ag Spons ADR	Common Stock		571,444
	Tdk Corp ADR	Common Stock		201,096
	Tnt N V	Common Stock		248,651
	Tabcorp Hldgs Ltd	Common Stock		269,014

2008
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b) Identity of issue; borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value

	Taiheiyo Cem Corp	Common Stock		211,909
	Taisei Constr Ltd ADR	Common Stock		301,470
	Tate & Lyle Plc Sponsored ADR	Common Stock		201,660
	Technip Sa	Common Stock		169,775
	Teijin Ltd ADR	Common Stock		254,739
	Telecom Corp New Zealand Ltd Spon ADR	Common Stock		131,434
	Telecom Italia S P A New	Common Stock		317,038
	Telecom Italia S P A New	Common Stock		239,047
	Ericsson (Lm) Telephone Co ADR (New)	Common Stock		389,563
	Telefonica S A Spon ADR	Common Stock		1,935,710
	Telenor Asa	Common Stock		111,087
	Television Broadcast Ltd Spon ADR	Common Stock		140,086
	Telstra Ltd	Common Stock		348,194
	Tesco Plc Sponsored ADR	Common Stock		754,661
	Thomson Reuters Plc	Common Stock		204,530
	Tokio Marine Hldgs Inc	Common Stock		532,050
	Tokyu Ld Corp ADR	Common Stock		295,640
	Tomkins Plc Sponsored ADR	Common Stock		85,893
	Toppan Prtg Ltd ADR	Common Stock		264,089
	Toray Inds Inc ADR	Common Stock		373,965
	Total S.A. ADR	Common Stock		2,294,950
	Toto Ltd ADR	Common Stock		209,287
	Toyo Suisan Kaisha Ltd ADR	Common Stock		626,144
	Toyota Mtr Corp ADR 2 Com	Common Stock		1,766,880
	Trend Micro Inc	Common Stock		238,609
	Ubs Ag	Common Stock		928,385
	Unilever Plc Amer Shs ADR New	Common Stock		595,712
	Unilever Nv Ny Share F New	Common Stock		824,880
	United Overseas Bk Ltd Sponsored ADR	Common Stock		376,635
	United Utils Group Plc	Common Stock		247,778
	Upm Kymmene Corp Sponsored ADR	Common Stock		230,184
	Vodafone Group Plc New	Common Stock		2,021,516
	Valeo ADR	Common Stock		141,658
	Veolia Environnement	Common Stock		434,427
	Vestas Wind Sys A/S Utd	Common Stock		271,786
	Volkswagen A G Sponsored A ADR	Common Stock		1,182,010
	Volvo Aktiebolaget ADR B	Common Stock		239,785
	Westpac Bkg Corp Sponsored ADR	Common Stock		685,645

2008
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b) Identity of issue; borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value

	Wienerberger Baustoffinustrie	Common Stock				87,662
	Wolseley Plc	Common Stock				141,890
	Wolters Kluwer N V Sponsored ADR	Common Stock				169,389
	Woodside Pete Ltd Sponsored ADR	Common Stock				340,307
	Wpp Group Plc	Common Stock				163,337
	Yamazaki Baking Ltd ADR	Common Stock				425,947
	Yara Intl ADR	Common Stock				59,483
	Zon Multimedia	Common Stock				16,631
	Zurich Finl Svcs	Common Stock				765,680
			Total Equity Investments			141,004,888

	Cds: (Cmbx.Na.3.Aaa) Fixed	Swaps		12/13/49		2,176,069
	Cds: (Cmbx.Na.3.Aaa) Float	Swaps		12/13/49		(3,100,000)
	Swp: Usd 5.630000 7/12/2009	Swaps		7/12/09		3,528,387
	Swp: Usd 5.160 9/12/2009	Swaps	5.160%	9/12/09		(1,100,000)
	Swp: Usd 5.160 9/12/2009	Swaps	5.160%	9/12/09		1,144,758
	Swp: Usd 4.55 Due 10/3/2010	Swaps	4.550%	10/3/10		949,603
	Swp: Usd 4.55 Due 10/3/2010	Swaps	4.550%	10/3/10		(900,000)
	Swp: Usd 5.1575% 11/7/10	Swaps	5.158%	11/7/10		1,178,002
	Swp: Usd 5.1575% 11/7/10	Swaps		11/7/10		(1,100,000)
	Swp Usd 5.411000 04/30/2027	Swaps		4/30/27		412,948
	P Swp Usd 5.411000 04/30/2027	Swaps		4/30/27		(300,000)
	Swp: Usd 5.000 11/07/10	Swaps	5.000%	11/7/10		1,067,802
	Swp: Usd 5.000 11/07/10	Swaps		11/7/10		(1,000,000)
	Swp Usd 5.067500 04/30/09	Swaps		4/30/09		2,400,000
	P Swp Usd 5.067500 04/30/09	Swaps		4/30/09		(2,431,347)
	Swp:Usd 5.305000 10/15/2017	Swaps		10/15/17		3,700,000
	P Swp:Usd 5.305000 10/15/2017	Swaps		10/15/17		(4,528,234)
	Swp:Usd 4.295000 11/28/2012 Fix	Swaps		11/28/12		8,683,152
	Swp :Usd 4.295000 11/28/2012 Float	Swaps		11/28/12		(8,000,000)
	Swp:Usd 4.545000 12/06/2017 Fix	Swaps		12/6/17		2,797,094
	Swp:Usd 4.545000 12/06/2017 Float	Swaps		12/6/17		(2,400,000)
	Swp:Usd 4.670000 01/04/2018 Fix	Swaps		1/4/18		(2,257,921)
	Swp: Usd 4.670000 01/04/2018 Float	Swaps		1/4/18		1,900,000
	Swp: Usd 3.521000 04/07/2013 - Fix	Swaps		4/7/13		5,934,816
	Swp: Usd 3.521000 04/07/2013 - Float	Swaps		4/7/13		(5,600,000)
	Swp: Usd 3.7825 04/25/2013 - Fix	Swaps		4/25/13		(3,217,089)

2008
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b) Identity of issue; borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost **	(e) Current Value

	Swp: Usd 3.7825 04/25/2013 - Float	Swaps	4/25/13		3,000,000
	Swp: Usd 5.630000 07/12/09	Swaps	7/12/09		(3,400,000)
	Swp: Usd 4.645 8/15/2018 - Fix	Swaps	8/15/18		(956,063)
	Swp: Usd 4.645 8/15/2018 - Float	Swaps	8/15/18		800,000
	Swp Usd 2.895 09/17/2010 Float	Swaps	9/17/10		(2,300,000)
	Swp Usd 2.895 09/17/2010 Fixed	Swaps	9/17/10		2,374,198
	Swp Usd 4.205 09/17/2018 Float	Swaps	9/17/18		1,200,000
	Swp Usd 4.205 09/17/2018 Fixed	Swaps	9/17/18		(1,385,240)
	Swp Usd 3.62 09/18/2013 - Float	Swaps	9/18/13		3,200,000
	Swp Usd 3.62 09/18/2013 - Fixed	Swaps	9/18/13		(3,450,215)
	Swp Usd 4.66 10/17/2018 Fixed	Swaps	10/17/18		2,601,648
	Swp Usd 4.66 10/17/2018 Float	Swaps	10/17/18		(2,200,000)
	Swp: Usd 2.45 12/19/2017 Fixed	Swaps	12/29/17		2,191,154
	Swp: Usd 2.45 12/29/2017 Float	Swaps	12/29/17		(2,200,000)
	10Yr Rtp 5.780000 08/09/2010	Swaps	8/9/10		16,442
	30 Yr Rtp 6.5 09/10/09 Swaption	Swaps	9/10/09		7,315
			Total Derivatives		(562,721)

	Assets (Held and End of Year)				$2,171,088,311

*represents party-in-interest
**Cost information is not required for participant-directed investments and, therefore, is not included.